Exhibit 99.80

Annual Information Form

For the Year Ended December 31, 2018

March 28, 2019

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2018	Canadian dollars unless otherwise stated

TABLE OF CONTENTS

INTRODUCTORY NOTES AND CAUTIONARY STATEMENTS	2

CORPORATE STRUCTURE	7

GENERAL DEVELOPMENT OF THE BUSINESS	8

DESCRIPTION OF THE BUSINESS	12

MINERAL PROJECTS	18

RISK FACTORS	52

DESCRIPTION OF CAPITAL STRUCTURE	63

DIVIDENDS	64

MARKET FOR SECURITIES	64

DIRECTORS AND OFFICERS	65

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	68

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	68

TRANSFER AGENTS AND REGISTRARS	68

MATERIAL CONTRACTS	68

INTERESTS OF EXPERTS	68

AUDIT COMMITTEE INFORMATION	69

ADDITIONAL INFORMATION	72

SCHEDULE “A”	73

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2018	Canadian dollars unless otherwise stated

INTRODUCTORY NOTES AND CAUTIONARY STATEMENTS

GENERAL

In this Annual Information Form (“AIF”), Orla Mining Ltd., together with its subsidiaries, as the context requires, is referred to as the “Company” and “Orla”. Unless otherwise stated, all information contained in this AIF is as at December 31, 2018, being the date of the Company’s most recently completed financial year.

This AIF should be read in conjunction with the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2018, which are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This AIF contains references to Canadian (“$” or “C$”) and United States dollars (“US dollars” or “US$”). All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. Unless otherwise indicated, United States dollar amounts have been converted to Canadian dollars at the noon exchange rate on December 31, 2018, as quoted by the Bank of Canada, of US$0.7330 = C$1.00.

GOLD PRICES

The high, low, average, and closing PM fix gold (“gold” or “Au”) prices in United States dollars per troy ounce for each of the three years preceding the period ended December 31, 2018, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31
	2018		2017		2016
High	US$	1,355	US$	1,346	US$	1,366
Low	US$	1,178	US$	1,151	US$	1,077
Average	US$	1,268	US$	1,257	US$	1,251
Closing	US$	1,282	US$	1,291	US$	1,146

SILVER PRICES

The high, low, average, and closing PM fix silver (“silver” or “Ag”) prices in United States dollars per troy ounce for each of the three years preceding the period ended December 31, 2018, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31
	2018		2017		2016
High	US$	17.52	US$	18.56	US$	20.71
Low	US$	13.97	US$	15.22	US$	13.58
Average	US$	15.71	US$	17.05	US$	17.14
Closing	US$	15.47	US$	16.87	US$	16.24

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2018	Canadian dollars unless otherwise stated

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains “forward-looking statements” or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, statements regarding planned exploration and development programs and expenditures, the estimation of Mineral Resources and Mineral Reserves (each as defined herein), expectations on the potential extension of the expired mineral concessions with respect to the Cerro Quema Project (as defined herein); proposed exploration plans and expected results of exploration from each of the Cerro Quema Project and the Camino Rojo Project (as defined herein); Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties and regulatory approvals required in connection with mining and mineral processing operations, including but not limited to, the receipt of the Environmental and Social Impact Assessment (“ESIA”) permit related to the Cerro Quema Project and other necessary permitting required to implement expected future exploration plans; community and ejido relations; availability of sufficient water for proposed operations; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold, anticipated costs and the Company’s ability to fund its programs, the Company’s ability to carry on exploration and development activities, the Company’s ability to secure and to meet obligations under property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on the Company’s mineral properties, the obtaining of an agreement with the Adjacent Owner (as defined herein) to develop the entire Camino Rojo Project Mineral Resource estimate, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company’s ability to operate in a safe, efficient and effective manner and the Company’s ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) access to additional capital; (ii) uncertainty and variations in the estimation of Mineral Resources and Mineral Reserves; (iii) delays in or failures to enter into an agreement with the Adjacent Owner with respect to the Camino Rojo Project; (iv) health, safety and environmental risks; (v) success of exploration, development and operation activities; (vi) risks relating to foreign operations and expropriation or nationalization of mining operations; (vii) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (viii) delays in getting access from surface rights owners; (ix) uncertainty in estimates of production, capital and operating costs and potential of production and cost overruns; (x) the impact of Panamanian or Mexican laws regarding foreign investment; (xi) the fluctuating price of gold; (xii) assessments by taxation authorities in multiple jurisdictions; (xiii) uncertainties related to title to mineral properties; (xiv) the Company’s ability to identify, complete and successfully integrate acquisitions; and (xv) volatility in the market price of Company's securities.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2018	Canadian dollars unless otherwise stated

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this AIF and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR at www.sedar.com.

Investors are cautioned that all of the mineralization comprised in the Company’s Mineral Resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by the Company. However, the Mineral Resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by another mining company (the “Adjacent Owner”) and that waste would be mined on the Adjacent Owner’s mineral titles. Any potential development of the Camino Rojo Project that includes an open pit encompassing the entire Mineral Resource estimate would be dependent on obtaining an agreement with the Adjacent Owner. It is estimated that approximately two-thirds of the Mineral Resource estimate is dependent on an agreement being obtained with the Adjacent Owner.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this AIF relating to the Company’s mineral properties has been reviewed and approved by Hans Smit, P.Geo., the Chief Operating Officer, and a director of the Company (“Director”). Mr. Smit is a “Qualified Person” as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

The disclosure included in this AIF uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and Mineral Resources estimations are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Reserves and Mineral Resources adopted by the CIM Council on May 10, 2014 and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:

A “Mineral Resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that most of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2018	Canadian dollars unless otherwise stated

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A “Mineral Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

“Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2018	Canadian dollars unless otherwise stated

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED, AND INFERRED MINERAL RESOURCES

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission (the “SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by the Canadian Securities Administrators’ NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Standards. United States reporting requirements are currently governed by the SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported but embody different approaches and definitions. For example, the terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in NI 43-101, and these definitions differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Reserve estimates contained in this AIF may not qualify as “reserves” under SEC Industry Guide 7. Further, the SEC has not recognized the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules and regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies or other economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this AIF containing descriptions of mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2018	Canadian dollars unless otherwise stated

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

The Company was incorporated under the Business Corporations Act (Alberta) on May 31, 2007 as a Capital Pool Company (as defined by the TSX Venture Exchange (the “TSXV”)). On June 3, 2010, the Company was continued into British Columbia under the Business Corporations Act (British Columbia) and on April 21, 2015, the Company was continued into Ontario under the Business Corporations Act (Ontario). On June 12, 2015, the Company changed its name from “Red Mile Minerals Corp.” to “Orla Mining Ltd.” On December 2, 2016, in order to facilitate the acquisition of Pershimco Resources Inc. (“Pershimco”), the Company was continued as a federal company under the Canada Business Corporations Act (the “CBCA”). Following the continuance, on December 6, 2016, the plan of arrangement under the CBCA involving Orla and Pershimco (the “Arrangement”) was affected. Pursuant to the Arrangement, among other things, Orla and Pershimco were amalgamated and continued as one company under the name “Orla Mining Ltd.”

The Company’s registered office and its head and principal office is located at Suite 1240 - 1140 West Pender Street, Vancouver, British Columbia, Canada, V6E 4G1.

INTERCORPORATE RELATIONSHIPS

The following is a diagram of the intercorporate relationships among Orla and its material subsidiaries, including their respective jurisdictions of incorporation.

Inactive subsidiaries and those with both less than 10% of the total assets of the Company and 10% of the total revenues of the Company are excluded. As required under Mexican corporate law, Minera Camino Rojo SA de CV has two shareholders – Orla Mining Ltd. holds 98% of the shares and 2% are held by Hans Smit, the Chief Operating Officer of the Company, who holds his shares in trust for the Company.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2018	Canadian dollars unless otherwise stated

GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

Orla is a Canadian company listed on the Toronto Stock Exchange (“TSX”). The Company's focus is on the acquisition, exploration, and development of mineral exploration opportunities in which the Company's exploration and development expertise could substantially enhance shareholder value. The Company currently has two core projects, the Camino Rojo project in Zacatecas State, Mexico (the “Camino Rojo Project”) and the Cerro Quema project in Los Santos Province, Panama (the “Cerro Quema Project”).

The Camino Rojo Project is an advanced gold oxide heap leach project in a low risk jurisdiction, which leverages management’s and the Company’s Board of Directors’ (the “Board” or “Board of Directors”) extensive exploration, development, and operating experience in Mexico. The Camino Rojo Project boasts a large prospective land package covering over 200,000 hectares (“ha”). Access and infrastructure are excellent with a paved highway and powerline nearby. A NI 43-101 technical report dated June 19, 2018 and amended on March 11, 2019 containing a current Mineral Resource estimation for the Camino Rojo Project has been filed under the Company’s profile on SEDAR at www.sedar.com. For further details regarding the Camino Rojo Project, see “Mineral Projects – Camino Rojo Project”.

The Cerro Quema Project includes mineralized zones with the potential to support a near-term gold production scenario and various exploration targets. The Cerro Quema Project concession covers 14,800 ha and boasts paved road access, supportive local communities, and private land ownership. The Cerro Quema Project is currently in the last stage of the permitting process for a proposed open pit mine and gold heap leach operation. For further details regarding the Cerro Quema Project, see “Mineral Projects – Cerro Quema Project”.

GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY OF ORLA

Orla’s history prior to appointment of management in June 2015 is not material to the current business of the Company.

Subsequent to the appointment of management in June 2015 and prior to the acquisition of Pershimco by Orla in December 2016, the principal activities of Orla included:

•	On June 10, 2015, Orla announced that, at the annual and special shareholders meeting, the shareholders of the Company approved the name change from Red Mile Minerals Corp. to “Orla Mining Ltd.” The name change was effective on June 12, 2015 and at market open on June 12, 2015, the Company’s common shares (the “Old Orla Shares”) commenced trading on the TSX Venture Exchange (“TSXV”) under the name “Orla Mining Ltd.” with the new trading symbol “OLA”. In addition, shareholders of the Company unanimously voted in favor of the proposed Director nominees, being Messrs. Troy Fierro, Richard Hall, Marc Prefontaine, Hans Smit, Kerry Sparkes and Aaron Wolfe. Following the meeting, Troy Fierro was appointed Non-Executive Chairman of the Board; Marc Prefontaine was appointed President and Chief Executive Officer; Hans Smit was appointed Chief Operating Officer; and Paul Robertson was appointed Chief Financial Officer and Corporate Secretary.

•	On July 8, 2016, Orla closed a non-brokered private placement financing for gross proceeds of C$7,000,000. The Company issued 14,000,000 units (each, a “2016 Unit”) at a price of C$0.50 per 2016 Unit. Each 2016 Unit consisted of one Old Orla Share and one-half of one common share purchase warrant (each whole warrant, a “2021 Warrant”). Each 2021 Warrant entitles the holder to purchase one Old Orla Share at an exercise price of C$0.62 until July 8, 2021. These 2021 Warrants became exercisable for Common Shares (as defined below) in connection with the Arrangement, as discussed below. Insiders of the Company accounted for approximately 46% of the total financing. The Company used the net proceeds to further asset review and evaluation opportunities, and for general working capital purposes.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2018	Canadian dollars unless otherwise stated

THREE YEAR HISTORY OF PERSHIMCO

Prior to the acquisition of Pershimco by Orla in December 2016, the principal activities of Pershimco included:

•	On January 28, 2014, Pershimco closed a non-brokered private placement with Agnico Eagle Mines Limited (“Agnico Eagle”) and Sentient Executive GP IV Limited (“Sentient”) for aggregate gross proceeds of C$11,198,692.

•	In July 2014, Pershimco issued its prefeasibility study of the Cerro Quema Project, which was intended to help determine the value of the Mineral Reserves contained in the oxidized gold domain of the La Pava and Quemita deposits. This study considers the work made by previous owners, as well as the work completed since Pershimco acquired the property. It provides a significant internal rate of return of 45.8% pre-tax and pre-royalties (33.7% after tax and royalties).

•	On May 14, 2015, Pershimco completed a brokered private placement for aggregate gross proceeds of C$7,071,203. Agnico Eagle and Sentient participated, increasing each of their ownership percentages to 19.9% of the then outstanding common shares of Pershimco (the “Pershimco Shares”).

•	On May 16, 2015, the Autoridad Nacional del Medio Ambiente (“ANAM”) of Panama successfully completed public hearings on the Cerro Quema Project. During the hearings, ANAM heard the views of local leaders and residents concerning the Cerro Quema Project’s potential environmental and social impact. The ANAM public consultations represented a major milestone for Pershimco in order to initiate the technical review and recommendations on the ESIA.

•	On August 20, 2015, Pershimco completed a non-brokered private placement with EXP T1 Ltd., an affiliate of RK Mine Finance (“Red Kite”), for aggregate gross proceeds of C$3,266,000. The private placement was completed in connection with the arranging of a senior secured facility with Red Kite for US$15 million.

•	In November 2015, Pershimco acquired all the issued and outstanding shares of Aurum Exploration Inc. (“Aurum”), a Panamanian company, from Bellhaven Copper and Gold Inc., for cash consideration of US$140,000. The acquisition of Aurum increased the Cerro Quema Project to a total of 72,000 ha of concessions and concession application rights along the Azuero mineralized belt.

THE PERSHIMCO ACQUISITION

On September 14, 2016, Orla and Pershimco entered into a definitive arrangement agreement (the “Arrangement Agreement”) to amalgamate the two companies by way of a court-approved Arrangement under the CBCA. Concurrently with entering into the Arrangement Agreement, Orla subscribed for 12,121,212 Pershimco Shares at a price of C$0.33 per Pershimco Share in a private placement for total gross proceeds to Pershimco of approximately C$4 million, representing approximately 4% of the Pershimco Shares on a pro forma basis. The private placement financing was not conditional on the completion of the Arrangement.

In connection with the proposed Arrangement, Orla entered into an agreement with GMP Securities L.P. on behalf of a syndicate of agents (the “Agents”) to complete a private placement of subscription receipts (the “Subscription Receipts”) for total gross proceeds of approximately C$50 million at a price of C$1.75 per Subscription Receipt. The gross proceeds were held in escrow in order to be released immediately prior to the completion of the Arrangement upon the satisfaction of certain conditions. Each Subscription Receipt entitled the holder thereof to one Old Orla Share on satisfaction of the release conditions, which Old Orla Shares would then participate in the Arrangement, as discussed below. Insiders of Orla participated in the financing and subscribed for an aggregate of 12,604,000 Subscription Receipts representing 44.1% of the outstanding Subscription Receipts sold under the private placement, and minority shareholder approval was obtained for the insider participation.

On December 6, 2016, Orla announced the completion of the Arrangement and the release of the proceeds of the private placement of Subscription Receipts from escrow. The proceeds were used to repay any amounts owed to Red Kite, for exploration at the Cerro Quema Project and for general corporate purposes. On closing, Messrs.  Jean Robitaille and Alain Bureau were appointed to the Board.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2018	Canadian dollars unless otherwise stated

Under the Arrangement, each Orla shareholder received one common share of the amalgamated Orla entity (the “Common Shares”) in exchange for each Old Orla Share held. Each Pershimco shareholder received (i) 0.19 of a Common Share for each Pershimco Share held; and (ii) 0.04 of a class A common share of Orla. Each whole class A common share entitled its holder to receive, without payment of additional consideration, one Common Share conditional upon the issuance of a ministerial resolution by the Ministry of Environment of Panama, accepting the ESIA for the Cerro Quema Project on or prior to January 31, 2017. All outstanding options and warrants of both Orla and Pershimco were exchanged for equivalent securities of Orla in accordance with the Arrangement, while the outstanding restricted share units of Pershimco were paid out in either cash or Common Shares.

Following completion of the Arrangement, Orla had approximately 115.86 million Common Shares issued and outstanding with approximately 53.1% of the Common Shares being held by former shareholders of Orla and 46.9% of the Common Shares being held by former shareholders of Pershimco. Additionally, Orla had approximately 11.44 million class A shares issued and outstanding, which were all held by former shareholders of Pershimco. The 12,121,212 Pershimco Shares held by Orla were cancelled in connection with the Arrangement.

On December 7, 2016, the post-arrangement Common Shares commenced trading on the TSXV under the symbol OLA.

Effective as of December 28, 2016, the Company changed its auditors from Manning Elliott LLP to Davidson and Company LLP.

DEVELOPMENTS SUBSEQUENT TO THE PERSHIMCO ACQUISITION

On February 2, 2017 Orla announced that the ESIA was not received prior to January 31, 2017 and, as a result and in accordance with their terms, any right held by the holders of class A common shares to receive Common Shares was terminated

On June 19, 2017, at the annual meeting of shareholders of Orla, Messrs.  Charles Jeannes, George Albino and Tim Haldane were elected to the Board, alongside returning Directors Messrs.  Richard Hall, Marc Prefontaine, Jean Robitaille, and Hans Smit. Following the meeting, Mr. Jeannes was appointed Non-Executive Chairman of the Board. Each of Mr. Troy Fierro, Mr. Alain Bureau and Mr. Aaron Wolfe did not stand for re-election.

On June 21, 2017, Orla announced it had entered into an asset purchase agreement dated June 20, 2017, as amended (the “Camino Agreement”) pursuant to which Orla would acquire the Camino Rojo Project from Goldcorp Inc. (“Goldcorp”) for consideration to Goldcorp consisting of 31,860,141 Common Shares and a 2.0% net smelter royalty (the “Camino Acquisition”). On November 7, 2017, Orla and Goldcorp Inc. completed the Camino Acquisition. Following the Camino Acquisition, Goldcorp held 31,860,141 Common Shares, representing 19.9% of the then outstanding Common Shares.

In addition, Orla and Goldcorp entered into an option agreement dated November 7, 2017 (the “Option Agreement”) regarding the potential future development of a sulphide operation at the Camino Rojo Project whereby Goldcorp will, subject to the sulphide project meeting certain thresholds, have an option to acquire a 60% to 70% interest in such sulphide project at the Camino Rojo Project. Orla will be the operator of the Camino Rojo Project and will have full rights to explore, evaluate, and exploit the property. However, in the event sulphide projects are defined through one or more positive pre-feasibility studies outlining a development scenario as outlined below, Goldcorp will have an option to enter into a joint venture with Orla for the purpose of future exploration, advancement, construction, and exploitation of such a sulphide project.

In connection with the issuance of the Common Shares by the Company to Goldcorp, the parties entered into an investor rights agreement (the “IRA”). The IRA provides that (i) Goldcorp will not sell any of the Common Shares for a period of two years from the closing date, except in certain circumstances; (ii) for so long as Goldcorp maintains at least a 10.0% equity interest in the Company, it will have the right to participate in future equity offerings used to advance the Cerro Quema or Camino Rojo projects, in order to maintain its pro rata ownership and (iii) Goldcorp will have the right to appoint one nominee to the Board of Directors. In connection with the closing of the Camino Acquisition, Mr. Steven Thomas was appointed to the Board as the nominee of GoldCorp. On March 29, 2018, the Company announced that Mr. David Stephens was appointed to the Board, replacing Mr. Thomas as Goldcorp’s nominee.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

DEVELOPMENTS DURING 2018

On January 25, 2018, Orla entered into an agreement to acquire up to a 100% interest in the Monitor Gold exploration project (the “Monitor Gold Project”) covering approximately 2,800 ha in central Nevada. The agreement is structured as a lease between the vendor, Mountain Gold Claims LLC (“Mountain Gold”), a privately held Nevada company, Orla and Monitor Gold Corporation, a wholly owned subsidiary of Orla. The agreement covers an initial 340 claims and is subject to a surrounding area of interest (the “AOI”) in which any additional mineral claims Orla acquires will become part of the lease and a right for Orla to acquire ownership of any claims required to develop a mining operation. Mountain Gold retains a 3% net smelter royalty covering the claims and any new claims in the AOI, with Orla having the right to purchase a portion of this royalty and a right of first refusal on the remaining portion. Pursuant to the terms of the agreement, Orla is required to make an advanced royalty payment of US$5,000 on execution of the agreement, and advanced royalty payments in the aggregate amount of US$525,000, as allocated per year in the agreement until the 10th anniversary date, and US$100,000 on the 11th anniversary date and each anniversary date thereafter. Orla has annual work commitments in the aggregate of US$155,000 for the first four years of the lease, and US$100,000 for the fifth year and each year thereafter. In addition, Orla will be required to make payments of US$50,000, US$150,000 and US$250,000, on each of the first, third and fifth anniversary dates, respectively, with such payments to be satisfied in cash or through the issuance of Common Shares, which shares will be issued at a price based on the closing price of the Common Shares on the date prior to the applicable anniversary date or such other price as may be required by the applicable stock exchange. On January 28, 2019, the Company issued 58,895 Common Shares at a deemed price of $1.10 per share to Mountain Gold in respect of the annual share consideration to be issued by the Company on the first anniversary. The Monitor Gold Project is not considered to be a material project for the Company.

On February 15, 2018, Orla closed a bought deal financing with a syndicate of underwriters and issued 17,581,200 units (each, a “2018 Unit”) of Orla at a price of C$1.75 per 2018 Unit for gross proceeds of C$30,767,100 (the “2018 Offering”). Each 2018 Unit was comprised of one Common Share and one-half of one common share purchase warrant (each whole warrant, a “2018 Warrant”), where each full 2018 Warrant entitles the holder to purchase one Common Share at a price of C$2.35 until February 15, 2021. The 2018 Units were sold pursuant to an underwriting agreement between the Company and a syndicate of investment dealers led by GMP Securities L.P. The 2018 Units issued under the 2018 Offering were offered by way of short form prospectus in all the Provinces of Canada, other than Québec and sold elsewhere outside of Canada on a private placement basis. Goldcorp and Agnico Eagle each subscribed for such number of 2018 Units from the 2018 Offering as were necessary to maintain their ownership positions in Orla of approximately 19.9% and 9.9%, respectively. Orla is utilizing the net proceeds of the 2018 Offering for exploration and development activities at its Camino Rojo and Cerro Quema projects and for general corporate purposes.

On April 30, 2018, Mr. Etienne Morin was appointed as the new Chief Financial Officer of the Company.

On May 29, 2018, Orla announced the results of a positive preliminary economic assessment (“PEA”) and a Mineral Resource estimate on the Camino Rojo Project. See “Mineral Projects – Camino Rojo Project”.

On June 27, 2018, Orla held its annual shareholder meeting at which all of the Company’s incumbent Directors were re-elected and the shareholders: (i) approved the re-appointment of the Auditors (ii) re-approved the Company’s existing stock option plan; (iii) approved the adoption of the Company’s new Restricted Share Unit Plan, and (iv) approved the adoption of the Company’s new Deferred Share Unit Plan.

On November 1, 2018, the Common Shares commenced trading on the TSX and were delisted from trading on the TSXV.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

On November 12, 2018, Mr. Jason Simpson assumed the role as the Company’s President and Chief Executive Officer upon the resignation of Mr. Marc Prefontaine. In addition to the role of President and Chief Executive Officer, Mr. Simpson was also appointed a Director of the Company.

DEVELOPMENTS SUBSEQUENT TO DECEMBER 31, 2018

On March 11, 2019, the Company filed a short form base shelf prospectus (the “Base Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada, except Quebec, which allows the Company to offer for sale and issue from time to time Common Shares, warrants to purchase Common Shares, subscription receipts, units and debt securities, or any combination thereof, having a total aggregate offering price for such securities, of up to $300,000,000 (or the equivalent thereof in other currencies) during the 25-month period that the Base Shelf Prospectus, including any amendments thereto, remains effective.

In July of 2018, an independent technical report for the Camino Rojo Project titled “Preliminary Economic Assessment NI 43-101 Technical Report on the Camino Rojo Gold Project, Municipality of Mazapil, Zacatecas, Mexico” dated June 19, 2018 (the “Camino Rojo Report”) was filed under the Company’s profile on SEDAR at www.sedar.com to support the previously announced PEA. Subsequently, as a result of a review by the British Columbia Securities Commission (“BCSC”) conducted in connection with the filing of the above-mentioned Base Shelf Prospectus, an amended NI 43-101 technical report titled “Preliminary Economic Assessment – Amended NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico” dated June 19, 2018 and amended March 11, 2019 (the “Amended Camino Rojo Report”) was filed under the Company’s profile on SEDAR at www.sedar.com. The Amended Camino Rojo Report includes enhanced disclosure in accordance with NI 43-101 in order to add clarity on certain risks related to the Mineral Resource estimation, including the portion of the Camino Rojo Project Mineral Resource estimate located at depth, that would require an agreement to access the neighbouring property to enable a larger sulphide development option. The Mineral Resource estimate along with the results of the PEA for the Camino Rojo Project have not changed. See “Mineral Projects – Camino Rojo Project”.

DESCRIPTION OF THE BUSINESS

SUMMARY

As described above under “General Development of the Business”, the Company is a natural resource exploration and development company engaged in the business of acquisition and development of mineral properties whose current efforts are focused on its Camino Rojo Project and Cerro Quema Project. See “Mineral Projects – Camino Rojo Project” and “Mineral Projects – Cerro Quema Project”.

SPECIALIZED SKILL AND KNOWLEDGE

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, environmental permitting, corporate social responsibility, and accounting. Orla faces competition for qualified personnel with these specialized skills and knowledge, which may increase costs of operations or result in delays.

COMPETITIVE CONDITIONS

The mineral exploration and mining business is competitive. Competition is primarily for: (a) mineral properties that can be developed and produced economically; (b) technical experts that can find, develop and mine such mineral properties; (c) labour to operate the mineral properties; and (d) capital to finance development and operations.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims, leases, and other interests, to finance its activities and in the recruitment and retention of qualified employees. The ability of the Company to acquire and develop precious metal properties will depend not only on its ability to raise the necessary funding but also on its ability to select and acquire suitable prospects for precious metal development or metal exploration. See “Financing Risks” and “Competition” under “Risk Factors”.

HEALTH AND SAFETY

The Company is committed to the health and safety of its employees and strives to create and maintain a safe working environment by complying with all applicable health and safety laws, rules, and regulations. Orla acknowledges that there are safety risks associated with its business and, through proactive risk management, continuously aims to minimize and control these risks. The Company now has a Health and Safety department with full time personnel at both Camino Rojo and Cerro Quema Projects and continues to develop Health and Safety policy and procedures. For 2018, there were no lost time injuries reported.

In order to ensure consistent oversight and proactive risk management, the Board has established an Environmental, Health and Safety Committee (discussed below in this AIF under the section entitled “Key Policies and Committees”) to assist the Board in its oversight role with respect to environmental, health and safety matters concerning the Company. The Environmental, Health and Safety Committee is responsible for, among other things, ensuring that the Company provides training, instruction, and equipment to its personnel so that they may carry out their work in a manner that is safe for them and their colleagues.

EMPLOYEES

As at December 31, 2018, the Company had 108 employees, which includes employees located in Canada (4), Panama (77) and Mexico (27). In addition, there were 23 contractors working on the Cerro Quema Project and 52 contractors working on the Camino Rojo Project.

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

BANKRUPTCY AND SIMILAR PROCEDURES

There have been no bankruptcy, receivership, or similar proceedings against the Company or any of its subsidiaries, or any voluntary bankruptcy, receivership, or similar proceedings by the Company or any of its subsidiaries, within the three most recently completed financial years or during or proposed for the current financial year.

FOREIGN OPERATIONS

The locations of the Company’s Camino Rojo Project in Mexico and Cerro Quema Project in Panama expose the Company to certain risks, including currency fluctuations and possible political or economic instability that may result in the impairment or loss of mining titles or other mineral rights. Mineral exploration and mining activities in foreign jurisdictions may also be affected in varying degrees by political stability and governmental regulations relating to the mining industry; labour unrest; expropriation; renegotiation or termination of existing concessions; ability of governments to unilaterally alter agreements; surface land access; illegal mining; changes in taxation policies or laws; and repatriation of funds. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the Company’s control and may adversely affect the Company’s business. See “Risk Factors – Foreign Country and Political Risk”.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

ENVIRONMENTAL AND CORPORATE SOCIAL RESPONSIBILITY

Mining, exploration, and development activities are subject to various levels of federal, provincial, state, and local laws and regulations relating to the protection of the environment at all phases of operation. These regulations govern exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances, and other matters. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general handling, transportation, storage, and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. To the best knowledge of the Company, it is in compliance with all environmental laws and regulations in effect where its properties are located. Environmental protection requirements did not have a material effect on the capital expenditures, earnings, or competitive position of Orla during the 2018 financial year and are not expected to have a material effect during the 2019 financial year.

As noted above, the Board has established an Environmental, Health and Safety Committee which is responsible for all technical matters particularly as they apply to environmental, health and safety concerns, assessing environmental risks and the Company’s risk management thereof.

The Company strives to actively engage and make positive contributions in the communities where it currently operates. In Panama, the Company has an active community relations program that includes provision of hot lunches to 5 to 15 year-old children studying in the 18 schools located within a 15 kilometre (“km”) radius of the Cerro Quema Project site, support for various local amateur sports teams, support for a youth orchestra in the town of Tonosi, Los Santos province, Panama, support for local fairs and cultural events, and support for specific local initiatives including the construction of a seniors’ centre in Tonosi.

Through agreements signed with the ejidos of San Tiburcio, San Berrendo and San Francisco, the Company provides social support, scholarships, and food to the local communities. The Company has hired a full-time community relations person for the Camino Rojo Project and is developing a community relations and social responsibility program.

KEY POLICIES AND COMMITTEES

CODE OF BUSINESS CONDUCT AND ETHICS

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives according to the highest ethical standards. To this end, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its Directors, officers, and employees. The Code also addresses such important topics as diversity and workplace bullying and harassment and states that the Company is committed to fostering a work environment of mutual respect and tolerance for diversity and will not tolerate and is dedicated to preventing bullying and harassment of any kind. Employees are required to report any violations under the Code or the Company’s corporate governance policies in accordance with the Company’s internal Whistleblower Policy (a copy of which is attached to the Code), which provides that an individual may report any concerns or complaints regarding accounting, internal accounting controls, audit-related matters, or fraud to the Chair of the Audit Committee. Such concerns and/or complaints will be kept confidential and may be communicated anonymously if desired. Following the receipt of any complaints, the Chair of the Audit Committee shall promptly investigate each matter so reported. No complaints were received under the Whistleblower Policy in 2018. A copy of the Code is posted on SEDAR at www.sedar.com.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

CORPORATE DISCLOSURE POLICY

The Company has adopted a Corporate Disclosure Policy to outline the required process for the timely disclosure of all material information relating to the Company’s business, including both written and verbal disclosure, and to provide guidance and assistance to the Board of Directors, officers and employees in complying with their obligations under the provisions of securities laws and stock exchange rules to preserve the confidentiality of the Company’s non-public material information.

INSIDER TRADING POLICY

The Company has adopted an Insider Trading Policy. Canadian securities laws and regulations prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures detailed in the Company’s Insider Trading Policy have been implemented in order to prevent improper trading of the Company’s securities or of companies with which the Company may have a business relationship.

SHARE OWNERSHIP POLICY

The Company has adopted a Share Ownership Policy in order to align the interests of the officers and Directors of the Company with those of the Company’s shareholders by requiring such persons to own a significant number of Common Shares. Each of the non-executive Directors is required to hold Common Shares having a value of at least three times the value of the annual base retainer. Each of the executive officers is required to hold Common Shares having a value of at least two times his or her base salary. The ownership guidelines will be deemed to be satisfied following the date on which the price paid by the Director or officer for Common Shares or the fair market value of the Common Shares equals or exceeds the ownership threshold. Individuals are required to comply with this policy by the fifth anniversary of the date of the individual’s date of hire or appointment.

CLAWBACK POLICY

The Company has adopted a Clawback Policy in order to maintain a culture of focused, diligent, and responsible management which discourages conduct detrimental to the growth of the Company and to ensure that incentive-based compensation paid by the Company is based upon accurate financial data. The Clawback Policy applies in the event of a material restatement of the Company’s financial results as a result of material non-compliance with financial reporting requirements.

ANTI-HEDGING POLICY

The Company has adopted a formal Anti-Hedging Policy, the objective of which is to prohibit those subject to it from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk. The Board believes that it is inappropriate for Directors, officers or employees of the Company or its respective subsidiary entities or, to the extent practicable, any other person (or their associates) in a special relationship with the Company, to hedge or monetize transactions to lock in the value of holdings in the securities of the Company. Such transactions, while allowing the holder to own the Company’s securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of other stakeholders and, particularly in the case of equity securities, from the public shareholders of the Company.

MAJORITY VOTING POLICY

The Company has adopted a Majority Voting Policy prepared in accordance with TSX majority voting requirements with respect to the annual election of Directors.

DIVERSITY POLICY

The Company is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Company has established a Diversity Policy. “Diversity” is any dimension which can be used to differentiate groups and people from one another, and it means the respect for and appreciation of the differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief, or disability, amongst other things. The Company recognizes the benefits arising from employee and Board diversity, including a broader pool of high-quality employees, improving employee retention, accessing different perspectives and ideas, and benefiting from all available talent. The Company respects and values the perspectives, experiences, cultures, and differences that employees possess.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

CORPORATE SOCIAL RESPONSIBILITY POLICY

The Company is always committed to conducting its business in a responsible manner. In keeping with this commitment, Orla has implemented a Corporate Social Responsibility Policy which sets out the guidelines by which the Company will (i) endeavour to respect the health and safety of its employees, (ii) protect the environment, (iii) respect the human rights of its employees and the residents in the communities in which the Company operates and (iv) contribute to the sustainable development of those communities.

ENVIRONMENTAL, SUSTAINABILITY AND HEALTH AND SAFETY POLICY

The Company is committed to meeting or surpassing regulatory requirements in all its exploration and development activities while working to protect the environment both within and beyond the Company’s operational boundaries. In keeping with this commitment, Orla has adopted an Environmental, Sustainability and Health and Safety Policy. The Company will conduct all its operations in a manner that ensures full compliance with its Environmental, Sustainability and Health and Safety Policy, applicable legislation, and government requirements. The aim of this policy is to protect the surroundings in which the Company operates, to minimize and manage environmental risk and to enhance sustainable environmental practices. Orla will ensure that all its activities are conducted in an environmentally safe and responsible manner and will ensure that its contractors adhere to the same high environmental standards.

MANDATE OF THE BOARD OF DIRECTORS

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its standing committees; namely, the Audit Committee, the Compensation Committee, the Environmental, Health and Safety Committee and the Corporate Governance and Nominating Committee. In order to clearly define its primary roles and responsibilities, the Board has adopted a Mandate of the Board of Directors.

AUDIT COMMITTEE

The primary functions of the Company’s Audit Committee are to provide independent review and oversight of the Company’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight, and compensation of the Company’s external auditors. The Audit Committee also assists the Board in fulfilling its responsibilities in reviewing the Company’s process for monitoring compliance with laws and regulations and its own Code. For further information, please refer to the section below in this AIF entitled “AUDIT COMMITTEE”.

ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE

The purpose of the Environmental, Health and Safety Committee is to monitor and review the health, safety, environmental and sustainable development policies, principles, practices, and processes of the Company and monitor and review the regulatory issues related to health, safety, the environment, and sustainable development. The Environmental, Health and Safety Committee has the authority to engage independent counsel or other experts and conduct any investigation that it considers appropriate. It is responsible for amongst other things, reviewing and approving annual disclosure relating to the Company’s sustainability, health, safety and environment policies and activities, reviewing sustainability, environmental and health and safety reports and identifying the principal health, safety and environmental risks and impacts of the Company.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

COMPENSATION COMMITTEE

The Compensation Committee has adopted a written mandate and is responsible for the review and approval of the philosophy and design of the Company’s compensation programs and the compensation of the Company’s executives and members of the Board and for submitting recommendations to the Board in this regard. In addition, the Compensation Committee is responsible for reviewing and making recommendations to the Board, as appropriate, in connection with the Company’s succession planning with respect to the Chief Executive Officer and other senior executive officers and ensuring that the structure, design and application of the Company’s material compensation programs meet the Company’s principles, objectives and risk profile and do not encourage excessive risk taking.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Company’s Corporate Governance and Nominating Committee is in place to provide a focus on governance that will enhance the Company’s performance, to assess and make recommendations regarding the Board of Directors effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing, evaluating, and providing ongoing development for Directors.

The mandates/terms of reference for each of the Board, Environmental, Health and Safety Committee, Compensation Committee and Corporate Governance and Nominating Committee as well as the Code and all of the aforementioned policies are available on the Company’s website at www.orlamining.com. A copy of the Audit Committee Charter is attached to this AIF as Schedule “A”.

REORGANIZATIONS

Other than the Arrangement, there have been no material reorganizations of the Company or any of its subsidiaries within the three most recently completed financial years or during or proposed for the current financial year.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

MINERAL PROJECTS

THE CAMINO ROJO PROJECT

The following disclosure relating to the Camino Rojo Project has been derived, in part, from the independent technical report for the Camino Rojo Project titled “Preliminary Economic Assessment Amended NI 43-101 Technical Report on the Camino Rojo Gold Project, Municipality of Mazapil, Zacatecas, Mexico” dated June 19, 2018 and amended March 11, 2019 (the PEA or, as previously defined in this AIF, the “Amended Camino Rojo Report”) prepared by Carl E. Defilippi, RM, SME of Kappes, Cassiday and Associates (“KCA”), Matthew D. Gray, Ph.D., C.P.G. of Resource Geosciences Incorporated (“RGI”) and Michael G. Hester, FAusIMM of Independent Mining Consultants, Inc. (“IMC”). The Amended Camino Rojo Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

The PEA with respect to the Camino Rojo Project is preliminary in nature and include the use of Inferred Mineral Resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that preliminary economic assessment results will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Project Description, Location and Access

The Camino Rojo Project is a gold-silver-lead-zinc deposit located in the Municipality of Mazapil, State of Zacatecas, near the village of San Tiburcio. The project lies 190 km northeast of the city of Zacatecas, 48 km south-southwest of the town of Concepcion del Oro, Zacatecas, and 54 km south-southeast of Goldcorp’s Peñasquito Mine. The Camino Rojo Project area is centered at approximately 244150E 2675900N UTM NAD27 Zone 14N.

Both Monterrey and Zacatecas have airports with regularly scheduled flights south to Mexico City or north to the USA. There are numerous gravel roads within the property linking the surrounding countryside with the two highways, Highways 54 and 62, which transect the property. In addition, there is a railway approximately 40 km east of San Tiburcio which crosses both highways. There are very few locations within the property that are not readily accessible by four-wheel drive vehicles.

All minerals rights in Mexico are the property of the government of Mexico and may be exploited by private entities under concessions granted by the Mexican federal government. Under current Mexican mining law, amended 29 April 2005, the Direccion General de Minas (“DGM”) grants concessions for a period of 50 years, provided the concession is maintained in good standing. There is no distinction between mineral exploration and exploitation concessions. As part of the requirements to maintain a concession in good standing, bi-annual fees must be paid based upon a per-hectare escalating fee, work expenditures must be incurred in amounts determined based on concession size and age, and applicable environmental regulations must be respected. The Camino Rojo Project consists of eight concessions held by a subsidiary of Orla (Minera Camino Rojo) covering in aggregate 205,936.867 ha, with one concession expiring in 2057 and the remaining seven expiring in 2058.

Pursuant to the acquisition of the Camino Rojo Project by Orla, Goldcorp was granted a 2% NSR on all metal production from the Camino Rojo Project, except for metals produced under the sulphide joint venture option stipulated in the Camino Agreement. Orla is the operator of the Camino Rojo Project and has full rights to explore, evaluate, and exploit the property. If a sulphide project is defined through a positive pre-feasibility study outlining one of the development scenarios A or B below, Goldcorp may, at its option, enter into a joint venture for the purpose of future exploration, advancement, construction, and exploitation of the sulphide project.

•	Scenario A: A sulphide project where ore from Camino Rojo is processed using the existing infrastructure of the Peñasquito Mine, Mill and Concentrator facilities. In such circumstances, the sulphide project would be operated by Goldcorp, who would earn a 70% interest in the sulphide project, with Orla owning 30%.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

•	Scenario B: A standalone sulphide project with a mine plan containing at least 500 million tonnes of Proven and Probable Mineral Reserves using standalone facilities not associated with Peñasquito. Under this scenario, the sulphide project would be operated by Goldcorp, who would earn a 60% interest in the sulphide project, with Orla owning 40%.

Following exercise of its option, if Goldcorp elects to sell its portion of the sulphide project, in whole or in part, then Orla would retain a right of first refusal on the sale of the sulphide project. Orla will retain a right of first refusal on Goldcorp’s NSR, Goldcorp’s portion of the sulphide project, following the exercise of its option, and certain claims retained by Goldcorp. Carry forward of assessment work credits will be applied to the Camino Rojo Project concessions thus no expenditures are immediately required to meet assessment work requirements.

Surface rights in the project area are owned by several Ejidos, which are Federally defined agrarian communities and private landowners. The land overlying the Mineral Resource at Camino Rojo, is controlled by the San Tiburcio Ejido, comprised of 400 voting members who collectively control 37,154 ha. Exploration work at the Camino Rojo Project has been carried out under the terms of surface access agreements negotiated with the San Tiburcio Ejido.

Camino Rojo SA de CV (a Goldcorp subsidiary) executed three agreements with the San Tiburcio Ejido that cover the Camino Rojo deposit. Camino Rojo SA de CV subsequently passed the rights and obligations of these agreements to Minera Peñasquito SA de CV (a Goldcorp subsidiary), who subsequently transferred the rights and obligations to Minera Camino Rojo.

The three agreements were executed with the San Tiburcio Ejido on February 26, 2013. A Temporary Occupation with Right to Expropriate Agreement (“COPE”) covers all the area of the resource and area of development proposed in the Amended Camino Rojo Report. It has a 30-year term with the right to extend at the end of this period. A Collaboration and Social Responsibility Agreement (“CSRA”) stipulates that Camino Rojo SA de CV will contribute 12,000,000 Pesos annually to the San Tiburcio Ejido to be used to promote and execute diverse social and economic development programs to benefit the San Tiburcio Ejido. Additionally, at its discretion, Camino Rojo SA de CV will provide support for adult education, career training, business development assistance, and cultural programs, and scholastic scholarships. The CSRA agreement expires when exploration or exploitation activities at the Camino Rojo Project end and is valid and remains in effect until mine closure or project cancellation. Annual payments are due on the 29th of July each year. A Temporary Occupation Agreement (“COT”) with respect to exploration over a five year period was executed for some areas of exploration outside the COPE. This agreement expired in February 2018. The Company signed a new COT with the San Tiburcio Ejido on October 21, 2018 covering an area of 5,850 ha for a 5-year period requiring annual payments of 5 million pesos.

Camino Rojo SA de CV executed a surface rights agreement dated December 22, 2014, expiring December 21, 2019, with the Ejido San Francisco de los Quijano. This agreement is a COT allowing exploration activities on 7,666 ha. Simultaneously with the execution of this COT, Camino Rojo SA de CV executed a CSRA with the Ejido San Francisco de los Quijano, also expiring December 21, 2019, which obligates Camino Rojo SA de CV to: provide 19,000 Pesos in monthly scholastic scholarships to the Ejido San Francisco de los Quijano; complete electrification of a water well and rehabilitate/reconstruct the community cistern; assist Ejido San Francisco de los Quijano members with finding appropriate employment opportunities with Camino Rojo SA de CV and its contractors; and to provide basic food rations to community members in need.

Camino Rojo SA de CV executed a surface rights agreement with the Ejido El Berrendo. This agreement, executed on December 22, 2014, expired on December 21, 2017, was a COT that allowed Camino Rojo SA de CV to conduct exploration activities on 4,201 ha. Minera Camino Rojo signed a new COT with Ejido El Berrendo on March 4, 2019 that covers 2,631 ha for a 5-year period. This COT requires annual payments of 2,284,786 pesos.

Simultaneously with the execution of the COT in 2014, Camino Rojo SA de CV executed a CSRA with the Ejido El Berrendo which obligates Camino Rojo SA de CV to: provide 26,000 Pesos in monthly scholastic scholarships to the Ejido El Berrendo; complete electrification of the Ejido El Berrendo community building; rehabilitate Ejido El Berrendo roads; provide materials needed for construction of a community health center; water well and rehabilitate/reconstruct the community cistern; assist Ejido El Berrendo members with finding appropriate employment opportunities with Camino Rojo SA de CV and its contractors; and to provide basic food rations to community members in need. The agreement also expired on December 21, 2017. Minera Camino Rojo has not signed a new CSRA with the Ejido El Berrendo but is abiding by the terms of the previous CSRA.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

No environmental liabilities are apparent on the property. Prior operators have been compliant with Mexican environmental regulations and, conditional upon continued compliance, permits for normal exploration activities are expected to be readily attainable.

The chief project risk identified by previous operators is that of a possible Federal designation of a protected biological-ecological reserve that could affect the project. SEMARNAT published a public notice in the Official Gazette of the Federation requesting public consultation and comments on the possible designation of an area known as “Zacatecas Semiarid Desert” as a Natural Protected Area (“ANP”). If a designation of this ANP by the government includes the surface of the mining concession areas or ancillary work areas such as possible water well fields of the Camino Rojo Project, this could limit the growth and continuity of the project. ANPs are generally divided into sub-zones in which the execution of different activities are allowed or prohibited in accordance with the sub-zone’s characteristics. Mining activities (including both exploration and exploitation), depending on the corresponding sub-zone may be carried out provided they are authorized by the National Commission on Protected Natural Areas, without prejudice of other authorizations required for their execution. Goldcorp engaged in forums with government and community stakeholders and submitted an official opinion regarding this ANP declaration to the government, with the objective of ensuring that if an ANP was created, the Camino Rojo Project would not be restricted from development. Since the time that the idea of creating an ANP was first proposed, there has been no formal movement on the proposal. The State government has opposed the declaration of an ANP in the region.

History

The Camino Rojo Project was discovered in mid-2007 by geologists working under contract to Canplats Resource Corporation (“Canplats”). Following a rapid program of surface pitting and trenching for geochemical samples, Canplats began concurrent programs of surface geophysics (resistivity and induced potential) and RC drilling in late 2007, which continued into 2008. Core drilling began in 2008. The geophysical survey defined two principal areas of high chargeability, one centered on the Represa zone and another one km to the west named the Don Julio zone, which were interpreted as large volumes of sulphide mineralized rocks. Drilling by Canplats, and later by Goldcorp, confirmed the presence of extensive sulphide mineralization at depth in the Represa zone, and much lower quantities of sulphide minerals at Don Julio.

By August of 2008, Canplats drilled a total of 92 RC, and 30 diamond-core holes, for a total of 23,988 metres and 16,044 metres respectively, mainly focused in the Represa zone.

The surface access and permission to continue drilling were cancelled in early August 2008, by the Ejido of San Tiburcio, Zacatecas. Nevertheless, in November 2008, Canplats published an independent Mineral Resource estimate for the Represa zone. In October 2009, Canplats publicly released a PEA on the project, which is historical in nature and should not be relied upon. The conclusions and recommendations of the historical Canplats assessment do not form the basis for the recommendations contained in the Amended Camino Rojo Report.

Canplats was acquired by Goldcorp in early 2010. Validation, infill, condemnation, and expansion drilling began in January 2011. By the end of 2015, a total of 279,788 metres of new core drilling in 415 drill holes and 20,569 metres of new RC drilling in 96 drill holes was completed in the Represa and Don Julio zones and immediate surroundings. An additional 31,286 metres of shallow RAB-style, RC drilling in 306 drill holes was completed, with most of the RAB drilling testing other exploration targets within the concession. Airborne gravity, magnetic and TEM surveys were also carried out, the results of which are in the archives of Minera Camino Rojo.

As of the end of 2015, a total of 295,832 metres in 445 diamond core holes, 44,557 metres in 188 RC drill holes, and 31,286 metres of RAB drilling had been completed.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

Mineral Reserve and Mineral Resource tabulations for the Camino Rojo Project were publicly disclosed by Goldcorp. The Amended Camino Rojo Report summarizes these tabulations, but as the report includes a new Mineral Resource estimate, the Goldcorp numbers are no longer considered relevant.

Orla acquired the project from Goldcorp in 2017 and, through the effective date of the original Camino Rojo Report (June 19, 2018), had completed approximately 1,850 metres of additional drilling in ten diamond core holes for metallurgical sampling and 1,900 metres of drilling in six reverse-circulation (“RC”) holes testing for water.

There has been no recorded mineral production from the Camino Rojo Project.

A current Mineral Resource for the Camino Rojo Project is detailed below under the heading Mineral Resource Estimates.

Geological Setting, Mineralization, and Deposit Types

Regional, Local and Property Geology

The Camino Rojo Project deposit is located beneath a broad pediment of Tertiary and Quaternary alluvium along the boundary between the Mesa Central physiographic province and the Sierra Madre Oriental fold and thrust belt near the pre-Laramide continental-margin. Oldest rocks are Triassic metamorphic continental rocks overlain by Early to Middle Jurassic red beds. Upper Jurassic to Upper Cretaceous marine facies rocks overlie the red beds at a disconformity and comprise a package of shelf carbonate rocks comprising the Zuloaga to Cuesta del Cura Formations and the basin-filling flysch sediments of the Indidura and Caracol Formations. The deposit lies within the southern extent of the northwest striking San Tiburcio fault zone.

Camino Rojo is a gold-silver-zinc-lead deposit concealed below shallow (<1 metre to 3 metres) alluvial cover in a large pediment along the southwest border of the Sierra Madre Oriental. Small water storage pits and trenches expose a portion of the oxide deposit in the discovery area known as Represa zone. The Late Cretaceous Caracol Formation is the primary mineralization host, and at depth, the upper Indidura Formation is a minor mineralization host along the Caracol contact.

The gold-silver-lead-zinc deposit is situated above, and extends down into, a zone of feldspathic hornfels developed in the sedimentary strata, and variably mineralized dacitic dikes. The mineralized zones correspond to zones of sheeted sulfidic veins and veinlet networks, creating a bulk-mineable style of gold mineralization. Skarn mineralization has been encountered in the deeper portions of the system. The observed geologic and geochemical characteristics of the gold-silver-lead-zinc deposit at Camino Rojo are consistent with those of a distal oxidized gold skarn deposit. The metal suite and style of mineralization at Camino Rojo are similar to the intrusion-related deposits in the Caracol Formation and underlying carbonate rocks adjacent to the diatremes at Peñasquito.

Mineralization styles in the region include polymetallic and copper-gold skarn and limestone manto (replacement) silver-lead-zinc sulphide ores in the Concepcion del Oro District, 50 km north of Camino Rojo Project, and gold-silver-lead-zinc mineralized igneous diatreme-breccia, and sulphide-sulfosalt-carbonate veinlets and fracture fillings in the Caracol Formation at the Peñasquito mine.

Mineralized Zones

The Camino Rojo Project comprises intrusive related, clastic sedimentary strata hosted polymetallic gold, silver, arsenic, zinc, and lead mineralization.

Three stages of mineralization have been observed in the Camino Rojo deposit, and two types of high-grade material. At hand specimen scale, mineralization is controlled by bedding and fractures. The sandy and silty beds of the turbidite sequences of the Caracol Formation are preferentially mineralized, with pyrite disseminations and semi-massive stringers hosted within them, presumably due to higher porosity and permeability relative to the enclosing shale beds. Basal layers of the turbiditic sandstone beds are often preferentially mineralized. Bedding discordant open space filling fractures and structurally controlled breccia zones host banded sulphide veins and sulphide matrix breccias. Higher grade vein and breccia zones are localized along the margins of dikes of intermediate composition. Dr.  Gray observed mineralization in drill core over vertical intervals greater than 400 metres, with mineralization occurring in a broad NE-SW trending elongate zone as much as 300 metres wide and 700 metres long.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

Oxidation was observed to range from complete oxidation in the uppermost portions of the deposit, generally underlain or surrounded by a zone of mixed oxide and sulphide mineralization where oxidation is complete along fracture zones and within permeable strata, but lacking in the remainder of the rock, which then is generally underlain by a sulphide zone in which no oxidation is observed. Oxidation of the deposit is approximately 100%, extending from surface to depths of 100 metres to 150 metres. The underlying transitional zone of mixed oxide/sulphide extends over a vertical interval in excess of 100 metres and is characterized by partial oxidation controlled by bedding and structures. The sandy layers of the turbiditic sequence are preferentially oxidized, creating a stratigraphically interlayered sequence of oxide and sulphide material at the cm scale, with oxidation along structures affecting all strata. The partial oxidation of the Caracol Formation preferentially oxidizes the mineralized strata thus incomplete oxidation in the transition zone may result in nearly complete oxidation of the gold bearing portion of the rock, thus the metallurgical characteristics of mixed oxide/sulphide may vary greatly, with some material exhibiting characteristics similar to oxide material.

The distribution of mineralization at Camino Rojo Project is controlled by both primary bedding and discordant structures. Near surface oxidation extends to depths in excess of 100 metres and extends to greater depths along structurally controlled zones of fracturing and permeability.

Deposit Types

The observed geologic and geochemical characteristics of the gold-silver-lead-zinc deposit are consistent with those of a distal oxidized gold skarn deposit. The near surface portion of the Camino Rojo deposit has characteristics consistent with those of the distal skarn zone, transitional to epithermal mineralization, and overlies garnet bearing skarn mineralization encountered in the deeper portions of the system. Skarn deposits often exhibit predictable patterns of mineral zoning and metal zoning. Application of skarn zoning models to exploration allows for inferences about the possible lateral and depth extents of the mineralized system at the Camino Rojo deposit and can be used to guide further exploration drill programs.

Exploration

The Camino Rojo Technical Report summarizes exploration efforts by Orla through the effective date of the original Camino Rojo Report (June 19, 2018). For information on exploration activities subsequent to this date, the reader is referred to the “Outlook and Future Plans” section on page 33 of this AIF.

With the PEA of an open pit mine and heap leach extraction facility based on oxide and transitional material now complete, the Company has commenced feasibility work. Completion of this work is anticipated in the first half of 2019.

Environmental baseline and assessment activities for permitting have been initiated.

A Community and Social Responsibility (“CSR”) program was started in November of 2017 and activities are ongoing.

Exploration work to evaluate previously identified targets and develop new targets for gold and silver mineralization on the large land position started in early 2018. Extensive overburden cover hinders exploration. But as the mineralization previously discovered on the property demonstrates, shallow cover can mask extensive near-surface mineralization. Prospective targets will be geologically mapped, sampled and potentially trenched. On targets where initial work is positive, drilling will be planned.

As of June 19, 2018, three holes for the pit-wall geotechnical studies had been completed. Two reconnaissance-style Induced Polarization (“IP”) grids with 400 metre spaced lines were completed over the area of the current deposit and to the west.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

A small orientation soil survey had been conducted over the resource area. A 2,200 metre HQ core drill program to obtain samples for additional metallurgical studies was underway, as was a 3,000 metre RC drill program testing for potential water well locations. Orla has not yet conducted any drilling to explore for new mineralized zones. Orla completed approximately 1,850 metres of additional drilling in 10 diamond core holes for metallurgical sampling and 1,900 metres of drilling in six RC holes testing for water. In addition, approximately 100 line-km of IP geophysical survey had been completed and 325 rock and soil samples had been collected.

Regional exploration continues to field check interpreted targets, consisting of coincident historic geochemical, airborne geophysical and satellite imagery anomalies. Although several areas of alteration and iron oxide-carbonate veining have been observed, no significant sample results have been returned to date. Results from the orientation soil survey over the known deposit area to test for any characteristic signature indicates the geochemical “halo” over the deposit is tightly restricted to sub/outcrop. Anomalous gold (>0.2 grams per tonne) (“g/t”) is most closely associated with elevated arsenic (>100 ppm) and zinc (>300 ppm).

Drilling

Prior operators Canplats and Goldcorp conducted extensive drill campaigns at the Camino Rojo Project, totaling 371,675 metres in 939 RC, RAB, and diamond core holes, as discussed above. The Canplats drilling discovered and partially delineated the oxide mineral deposit that occurs at the northeast end of the Camino Rojo deposit in the Represa zone. The drilling also discovered the deeper sulphide deposit to the southwest in the Don Julio zone. The data was used to develop a Mineral Resource and PEA level study for the Represa zone by Canplats during 2009. The Goldcorp drilling further delineated both the oxide and sulphide mineral resources. The oxide portion of the deposit has sufficient drilling to conduct studies at the feasibility study level and the sulphide deposit has sufficient drilling to conduct studies at the PEA or preliminary feasibility level of study. The Amended Camino Rojo Report concludes that the drilling and sampling procedures for the Camino Rojo drill samples are reasonable and adequate and there do not appear to be any drilling, sampling or recovery factors which would materially impact the reliability of the results.

As of the effective date of the original Camino Rojo Report (June 19, 2018), Orla had completed approximately 1,850 metres of additional drilling in 10 diamond core holes for metallurgical sampling and 1,900 metres of drilling in six RC holes testing for water. There are no drill results in the Amended Camino Rojo Report with respect to the drilling conducted by Orla.

Sampling, Analysis, and Data Verification

Sampling and analysis were supervised by the geological staff of Canplats for 2007 and 2008 drilling and by Goldcorp for 2011 through 2014 drilling. ALS Chemex was the primary assay laboratory used for the routine assaying of surface and drill samples for both the Canplats and Goldcorp drilling/sampling programs. All the assays were done at the ALS Chemex laboratory in North Vancouver, British Columbia, certified under ISO 9001: 2000, and 2008, and accredited under ISO 17025:2005. The Canplats samples were prepared for assaying at the ALS Chemex sample preparation laboratory in Guadalajara, Mexico. Most of the Goldcorp samples were prepared at the ALS Chemex sample preparation laboratory in Zacatecas, Mexico. However, during 2013 and 2014 samples were also sent to the ALS Chihuahua facility and the ALS Guadalajara preparation lab as well as Zacatecas facility. Upon receipt at the sample preparation labs the samples were dried, crushed in their entirety to >70% passing a 6 millimetre (“mm”) screen. The crushed material was riffle split to extract an approximate 250 gram sub-sample that was pulverized to >85% passing 75 microns in a disc pulverizer. This sample preparation procedure is the standard ALS Chemex “PREP-31” procedure. Each of the 250 gram pulps were riffle split into two sealed paper sample envelopes, with one split air-shipped to the ALS Chemex assay facility in North Vancouver. The second split was returned to the property for storage. The same sample preparation procedure was used for core and RC chips. ALS Chemex is independent of each of Canplats and Goldcorp.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

The core and RC samples collected by Canplats and Goldcorp, as well as the surface pit and trench samples collected by Canplats, were assayed with the same analytical methods and at the same laboratory, the ALS Chemex facility in North Vancouver, British Columbia. For gold, all were assayed using the Au-AA23 30 gram fire assay fusion, with Atomic Absorption finish. A total of 33 other elements were determined four-acid sample digestion followed by Inductively Coupled Plasma Atomic Emission Spectrometry (ICP-AES). This is ALS Chemex method code ME-ICP61. Over-limits for gold were automatically re-assayed with 30-gram fire assay fusion with gravimetric finish (method code Au-GRA21). Over-limits for silver, copper, lead, and zinc were automatically performed by four acid digestion of the sample followed by analysis by ICP-AES. This is ALS Chemex method code ME-OG62 for material grade samples. RAB-style RC samples from 2011 to 2014 were analyzed at ALS Chemex using method code ME-MS61m, which employs the same four-acid digestion, and a combination of Inductively Coupled Plasma Atomic Emission Spectrometry (“ICP-AES”), mass-spectrometry, and cold-vapor Atomic Absorption to determine 48 elements plus mercury. Most of the RAB holes are peripheral to the main deposit area.

The Amended Camino Rojo Report concludes that the historical sample preparation, analysis, quality assurance/quality control (“QA/QC”) programs and sample security measures conducted by Canplats and Goldcorp as more fully described in the Camino Rojo Report were reasonable and adequate to ensure the reliability of the drilling database and that the Goldcorp QA/QC program met or exceeded industry standards.

The sampling data used for the Mineral Resource in the Amended Camino Rojo Report was verified by IMC. A substantial portion of the database was compared with original assay certificates. There were no limitations on the verification process and IMC concluded that the database assay values and the drill hole database are reliable and acceptable for the purposes of the PEA, prefeasibility and feasibility level studies.

Rock samples from Orla’s recent exploration program are sent to the ALS Minerals (“ALS”) sample preparation facility in Zacatecas, Mexico. Sample analysis is performed in the ALS laboratory in Vancouver, British Columbia. All gold results are obtained by ALS using fire assay fusion and an atomic absorption spectroscopy finish (Au-AA23). All samples are also analyzed for multi-elements, including silver and copper, using an Aqua Regia (ME-ICP41).

Mineral Processing and Metallurgical Testing

Metallurgical test work programs on the Camino Rojo Project were commissioned by the prior operators of the project, Canplats and Goldcorp. No metallurgical studies have been conducted by Orla as at the date of the original Camino Rojo Report (June 19, 2018).

Based on the metallurgical data available, the Camino Rojo deposit shows significant variability in gold recoveries based on material type and geological domain with preg-robbing organic carbon being the only significant deleterious element identified. In general, recoveries for gold and silver are good and will yield acceptable results using conventional heap leaching methods with cyanide. Key design parameters from the metallurgical test work are summarized below:

•	Crush size of 80% passing 38 mm.

•	Estimated gold recoveries (including 2% field deduction) of 70%, 58%, 60% and 49% for Kp Oxide, Ki Oxide, Transition-hi and Transition-lo materials, respectively.

•	Estimated silver recoveries (including 3% field deduction) of 13%, 20%, 17% and 20% for Kp Oxide, Ki Oxide, Transition-hi and Transition-lo materials, respectively.

•	Design leach cycle of 80 days.

•	Average cyanide consumption of 0.35 kg/t material.

•	Average lime consumption of 1.25 kg/t material.

Additional column leach tests should be conducted to confirm recoveries at coarser crush sizes, especially for the Ki material type which has very little data available, to mitigate any associated risk.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

Mineral Resource Estimates

The Mineral Resource in the Amended Camino Rojo Report includes potential mill resources and the potential heap leach resources, which are oxide dominant and are the emphasis of the Amended Camino Rojo Report. The Mineral Resource is based on a block model developed by IMC during March and April 2018.

For the leach resource, Measured Mineral Resources and Indicated Mineral Resources amount to 100.8 million tonnes at 0.734 g/t gold, 12.67 g/t silver, 0.21% lead, and 0.37% zinc. Contained metal amounts to 2.38 million ounces gold, 41.1 million ounces of silver, 455.8 million pounds of lead, and 814.8 million pounds of zinc. The Inferred Mineral Resource is an additional 4.9 million tonnes at 0.772 g/t gold, 5.60 g/t silver, 0.07% lead, and 0.24% zinc. Contained metal amounts to 120,600 ounces of gold, 874,000 ounces of silver, 7.0 million pounds of lead, and 25.9 million pounds of zinc for the Inferred Mineral Resource.

For the mill resource, Measured Mineral Resources and Indicated Mineral Resources amount to 254.1 million tonnes at 0.889 g/t gold, 7.50 g/t silver, 0.07% lead, and 0.26% zinc. Contained metal amounts to 7.3 million ounces gold, 61.3 million ounces of silver, 402.0 million pounds of lead, and 1.46 billion pounds of zinc. The Inferred Mineral Resource is an additional 60.3 million tonnes at 0.875 g/t gold, 7.90 g/t silver, 0.05% lead, and 0.23% zinc. Contained metal amounts to 1.7 million ounces of gold, 15.3 million ounces of silver, 68.1 million pounds of lead, and 310.8 million pounds of zinc for the Inferred Mineral Resource.

Total Measured Mineral Resources and Indicated Mineral Resources amount to 354.9 million tonnes at 0.845 g/t gold, 8.97 g/t silver, 0.11% lead, and 0.29% zinc. Contained metal amounts to 9.6 million ounces gold, 102.4 million ounces of silver, 857.8 million pounds of lead, and 2.27 billion pounds of zinc. The total Inferred Mineral Resource is an additional 65.2 million tonnes at 0.867 g/t gold, 7.73 g/t silver, 0.05% lead, and 0.23% zinc. Contained metal amounts to 1.8 million ounces of gold, 16.2 million ounces of silver, 75.2 million pounds of lead, and 336.8 million pounds of zinc for the total Inferred Mineral Resource.

The below table presents a summary of the Mineral Resource at Camino Rojo:

Mineral Resource Type	NSR Cutoff Grade (US$/t)	Kt	NSR (US$/t)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Gold (koz)	Silver (koz)	Lead (mlb)	Zinc (mlb)
Leach Resource:
Measured	5.06	16,147	23.65	0.794	15.44	0.26	0.39	412.1	8,014	92.1	140.6
Indicated	5.06	84,692	20.07	0.734	12.15	0.19	0.36	1.969.3	33,076	363.7	674.3
Total M&I:	5.06	100,839	20.64	0.734	12.67	0.21	0.37	2,381.3	41,091	455.8	814.8
Inferred	5.06	4,858	18.13	0.772	5.60	0.07	0.24	120.6	874	7.0	25.9

Mill Resource:
Measured	13.72	9,818	39.27	0.864	7.45	0.08	0.28	272.6	2,352	16.4	60.1
Indicated	13.72	244,251	39.98	0.890	7.50	0.07	0.26	6,992.2	58,934	385.6	1,398.2
Total M&I:	13.72	254,069	39.95	0.889	7.50	0.07	0.26	7,264.8	61,286	402.0	1,458.3
Inferred	13.72	60,342	39.04	0.875	7.90	0.05	0.23	1,696.9	15,334	68.1	310.8

TOTAL MINERAL RESOURCE:
Measured		25,965	29.55	0.820	12.42	0.19	0.35	684.6	10,367	108.5	200.7
Indicated		328,943	34.86	0.847	8.70	0.10	0.29	8,961.5	92,010	749.3	2,072.5
Total M&I		354,908	34.47	0.845	8.97	0.11	0.29	9,646.1	102,377	857.8	2,273.2
Inferred		65,200	37.49	0.867	7.73	0.05	0.23	1,817.5	16,208	75.2	336.8

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

Notes:

(1)	The Mineral Resource is effective as of April 27, 2018.

(2)	Columns may not sum exactly due to rounding.

(3)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4)	Mineral Resources for leach material are based on prices of US$1,400/oz gold and US$20/oz silver.

(5)	Mineral Resources for mill material are based on prices of US$1,400/oz gold, US$20/oz silver, US$1.05/lb lead, and US$1.25/lb zinc.

(6)	Mineral Resources are based on NSR cut-off grades of US$5.06/t for leach material and US$13.72/t for mill material.

(7)	NSR value for leach material is as follows:

Kp Oxide: NSR (US$/t) = 30.77 x gold (g/t) + 0.080 x silver (g/t), based on gold recovery of 70% and silver recovery of 13%

Ki Oxide: NSR (US$/t) = 25.49 x gold (g/t) + 0.123 x silver (g/t), based on gold recovery of 58% and silver recovery of 20%

Tran-Hi: NSR (US$/t) = 26.37 x gold (g/t) + 0.104 x silver (g/t), based on gold recovery of 60% and silver recovery of 17%

Tran-Lo: NSR (US$/t) = 21.54 x gold (g/t) + 0.123 x silver (g/t), based on gold recovery of 49% and silver recovery of 20%.

(8)	NSR value for mill material is 36.75 x gold (g/t) + 0.429 x silver (g/t) + 10.75 x lead (%) + 12.37 x zinc (%), based on recoveries of 86% gold, 76% silver, 60% lead, and 64% zinc.

(9)	Kt = 1,000 tonnes; koz = 1,000 troy ounces; mlb = million pounds (imperial); t = tonne (1,000 kilograms).

The Mineral Resource estimate assumes that the floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto land held by the Adjacent Owner. Any potential development of the Camino Rojo Project that includes an open pit encompassing the entire Mineral Resource estimate would be dependent on obtaining an agreement with the Adjacent Owner.

There are certain risks associated with the Mineral Resource estimate that investors should be aware of, as follows:

The Camino Rojo Project Mineral Resource estimate assumes that the Company can access mineral titles and lands that are not controlled by the Company.

All the mineralization comprised in the Mineral Resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by Orla. However, the Mineral Resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by the Adjacent Owner and that waste would be mined on the Adjacent Owner’s mineral titles. Any potential development of the Camino Rojo Project that includes an open pit encompassing the entire Mineral Resource estimate would be dependent on obtaining an agreement with the Adjacent Owner. It is estimated that approximately two-thirds of the Mineral Resource estimate is dependent on an agreement being obtained with the Adjacent Owner.

Delays in, or failure to obtain, such agreement with the Adjacent Owner would affect the development of a significant portion of the Mineral Resources of the Camino Rojo Project that are not included in the PEA, by limiting access to significant mineralized material at depth. The Company intends to seek an agreement with the Adjacent Owner in order to maximize the potential to develop a mine that exploits the full Mineral Resource. There can be no assurance that Orla will be able to negotiate such agreement on terms that are satisfactory to Orla or that there will not be delays in obtaining the necessary agreement. Should an agreement with the Adjacent Owner not be obtained on favourable terms, the economics of any potential mine development using the full mineral resource estimate would be significantly negatively impacted. The PEA was based on only a portion of the total mineral resource estimate and was prepared on the assumption that no mining activities would occur on the Adjacent Owner’s mineral titles. Accordingly, delays in, or failure to obtain, an agreement with the Adjacent Owner to conduct mining operations on its mineral titles would have no impact on the timetable or cost of development of the potential mine modelled in the PEA.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

Mineral Resource estimations for the Camino Rojo Project are only estimates and rely on certain assumptions.

The estimation of Mineral Resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. In particular, the estimation of Mineral Resources for the Camino Rojo Project has assumed that there is a reasonable prospect for reaching an agreement with the Adjacent Owner. While the Company believes that the Mineral Resource estimates for the Camino Rojo Project are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an agreement with the Adjacent Owner will be reached. Although all mineralization included in the Company’s Mineral Resource estimate for the Camino Rojo Project are located on mineral concessions controlled by the Company, failure to reach an agreement with the Adjacent Owner would result in a significant reduction of the Mineral Resource estimate by limiting access to significant mineralized material at depth. Any material changes in Mineral Resource estimates may have a material adverse effect on the Company.

See “Risk Factors – The Camino Rojo Project Mineral Resource estimate assumes that the Company can access mineral titles and lands that are not controlled by the Company” and “Risk Factors - Mineral Resource estimations for the Camino Rojo Project are only estimates and rely on certain assumptions”.

The Amended Camino Rojo Report does not report Mineral Reserves. Additional studies at the pre-feasibility or feasibility study level will be required to establish Mineral Reserves at the Camino Rojo Project.

Mining Operations (Mining Methods)

The Camino Rojo mine will be a conventional open pit mine. Mine operations will consist of drilling medium diameter blast holes (approximately 17 cm), blasting with either explosive slurries or ammonium nitrate/fuel oil (“ANFO”) depending on water conditions, and loading into large off-road trucks with hydraulic shovels and wheel loaders. Resource will be delivered to the primary crusher and waste will be delivered to the waste storage facility southeast of the pit. There will also be a low-grade stockpile facility to store marginal resource for processing at the end of commercial pit operations. There will be a fleet of track dozers, rubber tired dozers, motor graders and water trucks to maintain the working areas of the pit, waste storage areas, and haul roads. The mine is scheduled to operate two 10 hour shifts per day for 365 days per year. Due to space limitations there is only one mining phase, the final pit. The final pit design is based on the results of a floating cone analysis using the parameters discussed in the Mineral Resource estimate.

The mine plan is constrained by the Fresnillo concession boundary on the north side of the pit. The PEA is based on only a portion of the total Mineral Resource estimate and was prepared on the assumption that no mining activities would occur on the Adjacent Owner’s mineral titles. Accordingly, delays in, or failure to obtain, an agreement with the Adjacent Owner to conduct mining operations on its mineral titles would have no impact on the timetable or cost of development of the potential mine modelled in the PEA.

Processing and Recovery Operations

Test work results developed by KCA and others have indicated that the Camino Rojo mineral is amenable to heap leaching for the recovery of gold and silver. The material will be mined by standard open pit mining methods and crushed at a rate of 18,000 tonnes per day (“tpd”) to 80% passing 38 mm (100% passing 66 mm) using a two-stage closed crushing circuit and conveyor stacked on the leach pad in 10 metre lifts. Lime will be added to the material for pH control before being stacked and leached with a dilute sodium cyanide solution. Pregnant solution will flow by gravity to a pregnant solution pond before being pumped to a Merrill-Crowe plant for metal recovery. Gold and silver will be precipitated from the pregnant solution via zinc cementation. The precious metal precipitate is dewatered using filters, dried in a mercury retort to remove mercury values, and smelted to produce the final doré product. The process has been designed to process 6.57 million tonnes per year at an average processing rate of 18,000 tpd. The project has an estimated mine life of 6.6 years. Electric power will be provided by line power to all elements of the process. An event pond is included to collect contact solution from storm events. Solution collected will be returned to the process as soon as practical.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

Infrastructure, Permitting and Compliance Activities

Existing infrastructure for the Camino Rojo Project includes a 20-person exploration camp and dirt and gravel roads throughout the project site. Internet and limited cellular communications are currently available, though these systems will need to be expanded for operations. Primary access to the project site is by the paved four-lane Mexican Highway 54 which runs along the project site. An additional 8.4 km of site roads will be constructed to allow access to all project facilities for maintenance, transportation of personnel, deliveries, and hauling of material. Power will be supplied by a 115 kVA overhead power line and distributed at 4160 V. Power will be stepped down as needed to 460 V or 110/220 V. Emergency power will be provided by two diesel-fired generators, which are sized to supply power to the process solution pumping systems and other critical process equipment. Water for operations will be provided by water wells. Average make-up water required is estimated at 112 cubic metres per hour. Project buildings will primarily be prefabricated steel buildings or concrete masonry unit buildings and include an administration building, mine truck shop, warehouse, laboratory, guard house, clinic, refinery and motor control centers.

Exploration and mining activities in Mexico are subject to control by the Federal agency of the Secretaria del Medio Ambiente y Recursos Naturales (Secretary of the Environment and Natural Resources), known by its acronym “SEMARNAT”, which has authority over the two principal Federal permits:

•	a Manifesto de Impacto Ambiental (Environmental Impact Statement), known by its acronym as an “MIA” accompanied by an Estudio de Riesgo (Risk Study); and

•	Cambio de Uso de Suelo (Land Used Change) permit, known by its acronym as a “CUS”, supported by an Estudio Tecnico Justificativo (Technical Justification Study).

Thus far exploration work at the Camino Rojo Project has been conducted under the auspices of two separate MIA permits and corresponding CUS permits. These permits allow for extensive exploration drilling but are not sufficient for mine construction or operation. In April 2018, Orla hired independent environmental permitting consultants to design and implement baseline environmental studies of the Camino Rojo Project and to work with Orla’s consultant engineers to collect the data required for obtaining a Manifesto de Impacto Ambiental (Environmental Impact Statement) and Cambio de Uso de Suelo (Land Use Change) permit. The project is not located in an area with any special Federal environmental protection designation and no factors have been identified that would be expected to hinder authorization of required Mexican Federal and State environmental permits. Properly prepared MIA and CUS applications and mine operating permits for a project that does not affect federally protected biospheres or ecological reserves can usually be approved in 12 months.

In April 2018, Orla commissioned independent consultants to work with Minera Camino Rojo community relations staff to assess social and community impacts of development of the Camino Rojo Project. The project has a long association with the local communities, including Community and Social Responsibility Agreements as described in the Amended Camino Rojo Report.

Capital and Operating Cost Estimates

Capital and operating costs for the process and general administration components of the Camino Rojo Project PEA were estimated by KCA. Costs for the mining components were provided by IMC. All costs are presented in first quarter 2018 US dollars. Estimated costs are considered to have an accuracy of +/-25% for capital costs and +/-20% for operating costs. The total capital cost for the Camino Rojo Project is US$153.8 million, including US$13.8 million in working capital and not including reclamation and closure costs, value added tax (“IVA”) or other taxes. All IVA is assumed to be fully refundable.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

The below table presents the capital cost requirements for the Camino Rojo Project:

CAPITAL COST SUMMARY

Description	Cost (US$)
Pre-Production Capital	$120,199,000
Mining Contractor Mobilization and Preproduction	$4,926,000
Total Pre-Production	$125,125,000
Working Capital and Initial Fills	$13,789,000
Sustaining Capital – Mine and Process	$14,871,000
TOTAL (excluding IVA)	$153,785,000

All equipment and material requirements are based on the design information described in the Amended Camino Rojo Report. Budgetary capital costs for process related components have been estimated primarily based on recent quotes from similar projects in KCA’s database and cost guide data. Where recent quotes were not available, reasonable cost estimates or allowances were made. All capital cost estimates are based on the purchase of equipment quoted new from the manufacturer or to be fabricated new.

The average life of mine (“LOM”) operating cost for the Camino Rojo Project is US$8.02 per tonne of material processed. The below table presents the LOM operating cost requirements for the Camino Rojo Project.

OPERATING COST SUMMARY

Description	LOM Cost (US$/t)
Mine	$3.05
Process and Support Services	$3.20
Site G&A	$1.77
TOTAL	$8.02

Estimated mining operating costs are based on contract mining at US$1.81 per tonne of material moved. Process operating costs have been estimated from first principles. Labor costs were estimated using project specific staffing, salary and wage and benefit requirements. Unit consumptions of materials, supplies, power, water and delivered supply costs were also estimated. The process operating costs presented are based upon the ownership of all process production equipment and site facilities. The owner will employ and direct all operating maintenance and support personnel for all site activities. IVA is not included in the operating costs.

Economic Analysis

Based on the estimated production parameters, capital costs, and operating costs, a cash flow model was prepared for the economic analysis of the Camino Rojo Project. The project economics were evaluated using a discounted cash flow method, which measures the net present value (“NPV”) of future cash flow streams. The final economic model was developed, with input from Orla, using the following assumptions:

•	period of analysis of nine years (includes one year of pre-production and investment, seven years of production and one year for reclamation and closure);

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

•	three year trailing average gold price of US$1,250/oz and silver price of US$17/oz;

•	processing rate of 18,000 tonnes per day material;

•	gold and silver recoveries as follows: (i) estimated gold recoveries (including 2% field deduction) of 70% for Kp Oxide, 58% for Ki Oxide, 60% for Transition-hi; and 49% for Transition-lo; and (ii) estimated silver recoveries (including 3% field deduction) of 13% for Kp Oxide, 20% for Ki Oxide, 17% for Transition-hi and 20% for Transition-lo; and

•	capital and operating costs as summarized above (which are set forth in detail in the Amended Camino Rojo Report);

•	2% NSR to Goldcorp, 0.5% NSR extraordinary mining duty to the Mexican government, 7.5% special mining tax to the Mexican government plus 30% income tax to Mexican government.

A summary of the key economic parameters is shown in the below table:

Key Economic Parameters

Item	Value	Units
Gold Price	1,250	US$/oz
Silver Price	17	US$/oz
Gold Avg. Recovery	67	%
Silver Avg. Recovery	15	%
Treatment Rate	18,000	t/d
Refining and Transportation Cost, gold	1.40	US$/oz
Refining and Transportation Cost, gold	1.20	US$/oz
Payable Factor, gold	99.9	%
Payable Factor, silver	98.0	%
Annual Produced AuEq, Avg.	103	koz
Income and Corporate Tax Rate	30	%
Royalties	2.50	%
After-Tax NPV (US$)
i = 0%	$184,353,016
i = 5%	$120,834,790
i = 8%	$91,626,075
i = 10%	$75,039,610
i = 15%	$41,564,553
IRR	24.5	%
Mine Life	6.6	years
Payback	3.3	years

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2018	Canadian dollars unless otherwise stated

Economic Analysis Summary

Economic Analysis (US$)
Internal Rate of Return (IRR), Pre-Tax	38.1%
Internal Rate of Return (IRR), After-Tax	24.5%
Average Annual Cashflow (Pre-Tax)	$60 M
NPV @ 5% (Pre-Tax)	$231 M
Average Annual Cashflow (After-Tax)	$43 M
NPV @ 5% (After-Tax)	$121 M
Gold Price Assumption	$1,250 /ounce
Silver Price Assumption	$17 /ounce
Pay-Back Period (Rears based on After-Tax)	3.3 years
Capital Costs (Excluding IVA) (US$)
Initial Capital	$125 M
Working Capital and Initial Fills	$14 M
LOM Sustaining Capital	$15 M
Operating Costs (Average LOM) (US$)
Mining	$3.05 /tonne processed
Processing and Support	$3.20 /tonne processed
G&A	$1.77 /tonne processed
Total Operating Cost	$8.02 /tonne processed
Total By-Product Cash Cost [1]	$499 /ounce Au
All-in Sustaining Cost	$555 /ounce Au
Production Data
LOM	6.6 years
Total Tonnes to Crusher	42,477,000 tonnes
Grade gold (Avg.)	0.71 g/t
Grade silver (Avg.)	13.56 g/t
Contained gold oz	966,000 ounces
Contained silver oz	18,517,000 ounces
Mine Throughput per day	18,000 tonnes/day
Mine Throughput per year	6,570,000 tonnes/year
Metallurgical Recovery Gold (Overall)	67%
Metallurgical Recovery Silver (Overall)	15%
Average Annual Gold Production	97,472 ounces
Average Annual Silver Production	415,981 ounces
Total Gold Produced	642,382 ounces
Total Silver Produced	2,741,485 ounces
LOM Strip Ratio	0.58:1

1 Includes royalties payable

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2018	Canadian dollars unless otherwise stated

The PEA set out above is based upon a preliminary economic assessment, which is preliminary in nature and includes the use of Inferred Mineral Resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that preliminary economic assessment results will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Interpretation, Conclusions and Recommendations of the Amended Camino Rojo Report

The Amended Camino Rojo Report states that the work which has been completed to date has demonstrated that Camino Rojo is potentially a technically and economically viable project and justifies additional work, including a pre-feasibility or feasibility study.

The Camino Rojo Project has been designed as an open-pit mine with heap leach for recovery of gold and silver from oxide and transition material with a LOM production of 42.5 million tonnes with an average grade of 0.71 g/t gold and 13.6 g/t silver. This amounts to 966,000 contained ounces of gold and 18.5 million contained ounces of silver. The mine life is about 6.6 years and the LOM strip ratio is 0.58 to 1.

Metallurgical test work on the material to date shows acceptable recoveries for gold and silver with low to moderate reagent consumptions. Cement agglomeration does not appear to be required. Leachable material will be crushed to P80 38 mm, stockpiled, reclaimed and conveyor stacked onto the heap leach pad at an average rate of 18,000 tonnes per day. Stacked material will be leached using low grade sodium cyanide solution and the resulting pregnant leach solution will be processed in a Merrill-Crowe plant for the recovery of gold and silver by zinc cementation.

Key opportunities for the Camino Rojo Project include:

•	Based on test work to date, metal recoveries are relatively insensitive to crush size and the same results may be achievable at coarser material sizes, which would result in lower capital and operating costs.

•	If an agreement can be achieved with the owner of the adjoining claim, there would be an increase in the amount of material that could potentially be mined and processed with the same general mine and process plan as the Amended Camino Rojo Report is based upon. This would be positive for the project economics.

Risks for the Camino Rojo Project, other than those already discussed in this AIF, include:

•	Camino Rojo considers contract mining as part of the base case study. There is a risk that the selected mining contractor may require financial assistance from the owner, either in terms of cash, or loan guarantees, to procure some equipment, which may increase capital costs.

•	Metallurgical results for the Camino Rojo Project are based on information and data that have been extrapolated from results from historical test work and are speculative due to lack of direct confirmatory test work. There is a risk that the results may be overstated.

•	Carbonaceous material with preg-robbing characteristics has been identified, which may reduce overall heap performance and metal recovery if processed.

•	Additional studies on the proposed power line to site, including approval from the Mexican federal electricity commission, is required to confirm the proposed power line is feasible. Based on the results of these studies, an alternative power supply method may be required which may increase project costs.

Based on the results of the Amended Camino Rojo Report, KCA and IMC have recommended the following additional work:

•	The Camino Rojo Project should proceed to the prefeasibility or feasibility study level;

•	Additional studies and cost estimates for delivery of line power to the project site should be completed;

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•	Confirmatory metallurgical test work should be completed on representative samples for each mineral type, specifically column leach tests on coarse crushed material; and

•	Perform geotechnical and hydrogeological studies at the proposed heap, pit, and processing areas.

The Amended Camino Rojo Report recommendations include the following additional work for mining and resource development to advance the Camino Rojo Project to the prefeasibility level:

•	a limited infill drilling program to potentially convert the inferred mineral resource in the pit to indicated or measured mineral resource;

•	update the resource block model;

•	update the mine plan and the mine capital and operating costs

•	an additional 5,000 metres of drilling to further evaluate the known sulphide resource with the goal of defining mineralization that may be economically processed through a mill and flotation plant; and

•	in addition to continuing the exploration work already underway, a 7,500 metre drill program to test satellite targets to the Camino Rojo deposit with the goal of discovering one or more mineralized zones which may be of economic interest.

The total estimated cost to complete the work recommended in the Amended Camino Rojo Report is US$7.5 million.

Outlook/Future Plans

With the PEA of an open pit mine and heap leach extraction facility based on oxide and transitional material now complete, the Company has commenced a feasibility study on the project. Completion of this work is anticipated in mid-2019. A 14-hole diamond drill program to acquire material for additional column-leach metallurgical testing at KCA in Reno Nevada was completed. Seven metallurgical composites were made from this material; 3 of Kp, and one each of Ki, Transition_Hi Transition_Lo and Transition_sx. For each of the composites except the Transition_sx, three column tests were run at -12.5, -50 and -150mm size fractions, for a total of 18 new column tests. The Transition_sx was only tested with one column at -50mm to see if it should continue to be considered as waste. Preliminary and some final results have been returned. Once all results are finalized, the new column recovery information will be used to help determine the feasibility study recovery estimates.

Three holes were drilled to provide information for a pit slope stability analysis. A series of test pits and shallow drill holes were completed under the proposed heap leach pad and waste rock facilities as part of geotechnical evaluations. No significant negative issues were detected. To date, 14 RC holes have been drilled searching for ground water sources. A well has recently been established by one of these holes that intersected abundant water approximately 5 km north of the proposed development. Pump testing of this well is currently in progress.

Exploration work to evaluate previously identified targets and develop new targets for gold and silver mineralization on our 205,936 ha land position started in early 2018. As mineralization previously discovered on the property demonstrates, shallow cover can mask extensive near-surface mineralization. We completed a 100 line-km Induced Polarization (“IP”) survey with 400 metre spaced lines in the spring of 2018 over the known deposit, areas of potential development, and an adjoining area to the west. Results showed a low but distinctive chargeability anomaly at depth in the area of the current deposit. A similar anomaly at depth to the west of the resource will be tested by drilling in 2019.

A new IP survey to the southeast of the resource and proposed development area was started in January 2019. This 120 line-km survey is testing the projection of the San Tiburcio fault, a structure considered important to the emplacement of the known mineralization. Surveying is mostly complete, and modelling of the results will occur in late March and April.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2018	Canadian dollars unless otherwise stated

Environmental baseline and assessment activities for permitting were initiated in 2018 and are planned to be completed in mid 2019. Permit applications will then be submitted. A Community and Social Responsibility (CSR) program was started in November of 2017 and activities are ongoing.

The Company expects to complete the feasibility analysis during the first half of 2019. Contingent upon positive feasibility results, commencement of construction is expected to follow the receipt of necessary permits and first gold would be expected during the first half of 2021.

THE CERRO QUEMA PROJECT

The following disclosure relating to the Cerro Quema Project has been derived, in part, from the independent technical report for the Cerro Quema Project titled “Cerro Quema Project – Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014 with an effective date of June 30, 2014 (the “Cerro Quema Report”) prepared by Eugene Puritch, P. Eng., Richard H. Sutcliffe, P.Geo., Tracy Armstrong, P.Geo., Antoine Yassa, P.Geo., David Burga, P.Geo., Kenneth Kuchling, P.Eng., and Fred Brown, P.Geo., of P&E Mining Consultants Inc., Gene Tortelli, PE, George Lightwood, PE, and David Brown, P.Geo., of Golder Associates Inc., and Mark Gorman, PE of KCA. The Cerro Quema Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

Project Description, Location and Access

The Cerro Quema Project is located on the Azuero Peninsula in the Los Santos Province of south-western Panama. The Cerro Quema Project is located approximately 45 km south-southwest of the city of Chitré which 255 km by road from Panama City on the Panamanian Highway 150 km by air southwest of Panama City. The Project is located at Latitude 7° 33’ 14” N by Longitude 80° 32’ 56” W and at UTM coordinates 17N 549772 mE, 834994 mN (NAD83).

The Cerro Quema Project is accessible by road. Container loads of equipment and supplies can be shipped from the Panama Canal to the site by road. Oversized truckloads may require bypass arrangements around bridges and power lines. Chitré is the nearest town with regular air service. A helipad is available at the Project’s camp for emergency services.

The Cerro Quema Project comprises three contracts between the Republic of Panama and MCQ that grant exclusive rights for mineral extraction of class IV metallic minerals (silver and gold) over 14,893 ha dated between February 26, 1997 and March 3, 1997. The original term of the contracts was 20 years. The contracts can be extended for a first ten-year extension and then two additional extensions of five years each. The Government of Panama retains a 4% net smelter royalty.

The concession contracts held by Pershimco through its ownership of MCQ include the following provisions:

•	the state reserves the right to explore and extract under the granted area, by itself or by concessions to third parties, other natural resources including different minerals to those granted under the contract;

•	a land tax and royalty against production must be paid to the government as per Article 211 of the Mining Resources Code;

•	the concession holder must submit to the government a detailed work plan each year including approximate cost;

•	the concession holder has the right to import equipment, parts, and supplies to be used in any mining operation free of importation taxes and custom fees, except for fuel and vehicles that are not used in the mining operation;

•	a warranty fund in the amount of 100,000 Panamanian balboas (“PAB”) (equivalent to US$100,000) in the form of an insurance company deposit must be put in place to guarantee the payment of repairs for damage caused by dangerous acts or restoration due to abandonment for each concession. The fund must stay in place for two years after the expiration of the contract to ensure compliance; and

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•	a warranty fund in the amount of 15,000 PAB must be put in place to guarantee compliance with the obligations of each contract.

The original 20-year term for the concessions expired on February 26, 2017 (Contracts 19 and 20) and March 3, 2017 (Contract 21). Subsequent to the date of the Cerro Quema Report, the Company has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law. The Company believes it has complied with all legal requirements in relation to the concessions. On March 6, 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications were received, and that exploration work could continue while the Company waits for the renewal of the concessions. The Company has also received verbal assurances from government officials that the renewal applications are complete with no outstanding legal issues. On April 26, 2017, the Company received authorization from the Ministry of Environment to drill in two areas outside of the existing permitted drill area. On June 28, 2017, the Company received a permit to use water for drilling. A permit was received on May 8, 2018 to drill in the Sombrero zone and on May 11, 2018 two permits to use water for drilling were received. An existing permit that allows drilling in the areas of the current resources was extended for two years in May 2018. On February 11, 2019 a new drilling permit for the Pelona area in the eastern part of the concessions was received. Furthermore, the Panamanian Ministry of Commerce and Industry accepted the most recent annual report for the concessions which includes a work plan for 2019. The 2019 concessions tax payment was accepted in February 2019.

As of the date of this AIF, final concession renewals have not been received.

The Company owns the surface rights for land required to mine the Cerro Quema Mineral Reserves and to construct and operate a heap leach facility and part of the land required for proposed upgrades to the project access road.

Panama is a constitutional democracy and faces no current threats of hostility either domestically or externally.

History

Between 1990 and 1994, previous owners completed 4,622.5 metres of core drilling and 17,578.8 metres of RC drilling on the Cerro Quema Project as well as geological mapping and various geochemical surveys. In 1996, a further 1,749.6 metres of core drilling was performed on the La Pava deposit.

Resource estimates were completed in 1996 and 2002, and 2011, but such estimates were not prepared in compliance with NI 43-101 and are no longer considered applicable due to subsequent drilling and the current Mineral Resource estimations described below. There has been no production from the Cerro Quema Project.

Geological Setting, Mineralization, and Deposit Types

Regional Geology

The Cerro Quema Project is located on the Azuero Peninsula, Panama. The Azuero Peninsula is a major topographic feature on the southwest (Pacific) coastline of Panama. The basement rocks of the Peninsula consist of massive and pillowed tholeiitic basalts that are currently interpreted to represent uplifted rocks from the western margin of the Caribbean plate. Following the onset of subduction at about 70 Ma, an arc magmatic sequence developed on the Azuero basement. The rocks of the Azuero Arc Group consist of volcanic rocks including associated tuffs and volcanoclastic rocks ranging in age from approximately 71 Ma to 40 Ma Late Cretaceous to Mid-Paleogene.

Local Geology

The Cerro Quema district is located within the Los Santos peninsula region in the central part of the Azuero Peninsula. Volcanic rocks in this part of the Azuero Peninsula consist of andesite, dacite, and basalt. Within and beneath the volcanic sequence are marine volcanoclastic sediments (conglomerate, sandstone, and mudstone), limestone and turbidites.

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The lower unit of the Rio Quema Formation consists of andesitic lava flow rocks, crystal rich sandstone, and turbidites interbedded with hemipelagic limestone. The upper unit contains rocks erupted from submarine dacite lava domes that are inferred to have created a barrier within the fore-arc basin and restricted the marine and volcanoclastic sedimentation patterns. North of the dacite domes, the units comprise massive volcanic rocks, many dikes, and only minor volcanoclastic and limestone units. The upper unit of the Rio Quema formation is intruded by arc-related quartz diorite and granodiorite dike intrusions. The major geological structure on the Azuero Peninsula is the northwest-southeast striking Azuero-Sona fault. This fault separates two different basement terranes. Rocks on the southwest side of the fault are massive basalt flows and pillow lavas with interbedded volcanoclastic sediments. Basement rocks to the northeast of the fault are island-arc volcanics with basalt, andesite and dacite with interbedded sediments. Flat-lying sediments of the Tonasi Formation in places overly the basement rocks, particularly northeast of the Azuero-Sona fault on the southeast coast of the Azuero Peninsula. The Azuero-Sona fault has a very clear trace within the topography of southwest Azuero Peninsula. The fault has probably been seismically active within the Holocene Epoch as indicated by left-laterally offset streams. The slip rate and seismic potential of this major fault, however, is unknown.

Property Geology

At Cerro Quema, the silica-pyrite alteration is characterized by a highly fractured, vuggy, locally brecciated rock composed of silica and iron-oxides at the surface. The oxidized rock extends from surface to a depth of up to 150 metres. Beneath the oxidation boundary, pyrite is abundant. With few exceptions, gold mineralization above the cut-off grade is restricted to the silica-rich alteration type within the oxidized and leached cap. On the south side of the La Pava deposit, steeply-dipping chalcopyrite veins appear to be associated with late stage fracturing. In this area, a zone of high grade supergene mineralization (0.5 to 5.0% copper) is present beneath the oxidation surface.

Pershimco defined three alteration zones related to the Cerro Quema Project deposits: (i) a silica alteration zone, occurring in the core of the deposit, that contains quartz with very minor alumino-silicate clay minerals; (ii) a silica-clay alteration zone that surrounds the silicic core and is composed of silica with up to 30% fine grained alumino-silicate clay minerals (kaolinite, dickite, pyrophillite). This zone may contain medium to low grade mineralization; (iii) and a clay alteration zone that occurs as a transition between the silica-clay alteration and fresh rock. The clay alteration may contain up to 30% illite/smectite clays that replace original feldspar. This zone is unmineralized.

Mineralization

In the Cerro Quema Project area, several gold mineralized zones are located along a 15 km long, east-west trend. These zones include the La Pava, Quemita-Quema and La Mesita deposits. The mineralized zones are reported as being hosted in a belt of hornblende-pyrite pyroclastic flows and lavas of dacitic and andesitic composition. The volcanic belt is up to 1.5 km wide and conformably bounded to the north and south by epiclastic submarine sediments. The sequence dips south at 45° to 60° north. The main rock types within the mineralized zones are saprolitic dacitic clay, silicious dacite with various degrees of acid leaching and iron-oxide cemented breccia.

The gold and copper mineralization are associated with disseminated pyrite, chalcopyrite, enargite and a stockwork of quartz, pyrite, chalcopyrite, and barite with traces of galena and sphalerite. The presence of vuggy silica, alunite, natro-alunite, and enargite in addition to the hydrothermal alteration pattern is compatible with a high-sulfidation epithermal system.

Gold occurs as disseminated submicroscopic grains and as invisible gold within the crystalline structure of pyrite, especially in the advanced silica alteration zone. Strong supergene alteration results in the formation of an oxidation cap or gossan and released the gold contained in the pyrite. The highest grades of gold mineralization are near the surface and decrease toward the lower limit of oxidation.

The Cerro Quema deposits are characterized by the presence of widespread hydrothermal alteration that forms concentric halos around mineralization. The presence of vuggy silica, alunite, natro-alunite, and enargite in addition to the hydrothermal alteration pattern are compatible with a high sulphidation epithermal system. The alteration pattern is fault controlled, following E-W trending regional faults.

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Exploration

In 2010 and 2011, Pershimco’s exploration efforts focused on drilling. Lithological and structural mapping, channel sampling and geochemical sampling were also conducted in 2011. In 2012, Geotech Ltd. completed airborne geophysics including radiometric, magnetic and VTEM surveys over the entire property. These surveys identified the mineralized trend and highlighted areas of coincident low magnetic susceptibility with low potassium and low Th/K ratios associated with the La Pava and Quema/Quemita deposits. Additionally, the survey identified two previously unknown corridors to the north of the main trend which highlighted areas of coincident low magnetic susceptibility with low potassium and low Th/K ratios similar to those associated with the La Pava and Quema/Quemita mineralized trend. Following the completion of airborne geophysical studies in early 2012, Pershimco conducted ground IP surveys on various geophysical targets. The first surveys done were over the Quema-Quemita target in late 2012. Surveys were completed over La Pava and a new exploration target, Idaida in 2013. Each survey revealed the presence of large chargeable bodies at depth and show a generally inversed cone geometry. These large chargeable bodies are located over more than 11 km along the Cerro Quema Mineralized Corridor, which has been identified to extend for approximately 15 km within the concessions. A total of 144.6 line km of IP survey work was completed, 66.9 km at Quema/Quemita and Idaida, 57.1 km at La Pelona and 20.6 km at La Pava. The IP geophysics program identified resistivity and chargeability anomalies on all four target areas.

In 2014, a regional mapping and surface rock chip sampling program focused on a first-pass reconnaissance investigation over the priority targets identified by the airborne geophysical survey. A total of 12,307 line metres were mapped and a total of 1,204 surface rock chip samples were collected.

Pershimco contracted an independent petrology consultant in Australia to conduct petrographic analysis on 70 samples. Samples were selected from various drill holes at La Pava, Quema, Quemita, Idaida and Pelona areas. Samples were selected from the deeper feeder structures at La Pava, the oxide gold zone at La Pava, the supergene enriched copper-gold zones at La Pava, both the oxide and sulphide zones at the Pelona and Idaida projects, as well as the oxide and supergene zones at Quema-Quemita. The aim of the petrographic studies was to gather further information about alteration phases, mineralogy, and mineralization sequence within the various deposits in the concession area. X- ray Diffraction work was conducted was conducted to ascertain clay minerals as well as the composition of ‘sericite’-like white mica and the various sulphates.

Drilling

Between 1990 and 1994, Cyprus Minerals Company and successor companies completed 4,921.3 metres of core drilling and 9,639 metres of RC drilling on the Cerro Quema Project area. Subsequently, Campbell Resources Inc. drilled a further 1,749.6 metres of core drilling on the La Pava deposit in 1996. Since acquiring the Cerro Quema Project in 2010, to the date of the Cerro Quema Report, Pershimco drilled 16,939 metres of core drilling over 79 holes and 32,728 metres of RC drilling over 330 holes. Drilling extended a mineralized structure along the northern flank of the Quema/Quemita deposit to 750 metres. This structure trends SW-NE and is located 100-200 metres north-northeast of the Quema/Quemita open pit perimeter and southeast of the La Mesita deposit and the El Domo zone. Drilling conducted close to the perimeter of the southwestern and central north sections of the open pit design have intercepted new gold oxide and/or supergene copper mineralization. Supergene copper mineralization was encountered in the western area of the open pit design.

Drilling in 2013 focused on Mineral Resource definition at the La Pava and Quema/Quemita deposits as well as investigating geophysical anomalies at new exploration targets Idaida and Pelona. Exploration drilling on the Idaida target has revealed both near surface and deeper mineralized feeder structures analogous to the La Pava and Quema/Quemita deposits.

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Ten holes drilled on La Pava, located outside or within 10 to 15 metres of the southern and northwestern sides of the open pit design have intercepted significant new gold and copper mineralization.

Similar to the drilling at the La Pava deposit, the drilling at the Quema-Quemita deposit increased the overall Mineral Resource as well as identified mineralization outside of the current open pit design. Four drill holes located near the perimeter on the south-western and central north sections of the open pit design have intercepted gold oxide and/or supergene copper mineralization, providing new targets for future resource definition and upgrade drilling.

RC drilling was initiated to investigate geophysical anomalies in the new exploration target at Cerro Idaida. Upon completion of the RC drill holes, a diamond drill hole “tail” program was initiated to test for additional copper-gold mineralization within the high sulfidation system at depth. The diamond drill hole ‘tails’ encountered additional high- grade copper (enargite-covellite) mineralization as veinlets, disseminations and breccia matrix fill below the final depth of the RC holes and intercepted a deeper, higher temperature (pyrophyllite-rich) feeder zone containing copper and gold mineralization.

Drilling also included: two holes located on the north flank of Cerro Quema, collared to intercept a strong (+40 mV/V) IP chargeability anomaly trending north-northwest; two angle (-80) south directed holes located down slope on the north flank of La Pava about 400 metres north of the summit ridge; and two vertical holes each located to test a strong dual apex high within a large IP chargeability anomaly trending southwest to northeast.

Including drilling completed subsequent to the date of the Cerro Quema Report, a total of 98,883 metres have been drilled on the Cerro Quema Project since the first drill hole by Cyprus Minerals in 1990. The majority of the drilling has been focused on the main Mineral Resource areas of La Pava and Quema-Quemita.

	RC Drilling		Core Drilling
Year	Number	Length (metres)	Number	Length (metres)
Pre-2017	577	50,571	154	31,432
2017	0	0	91	11,880
2018	0	0	19	5,000
Total	577	50,571	264	48,312

In 2017, Orla drilled 91 diamond holes for a total of 11,880 metres. Drilling was mainly focused on the Quemita and Cabalito areas with a small number of holes drilled at Chontal and Idaida. To date in 2018, Orla has drilled approximately 5,000 metres in 19 holes in the Caballito and Sombrero areas targeting copper-gold sulphide mineralization.

Sampling, Analysis and Data Verification

The following outlines the core sampling procedures used by Orla subsequent to the acquisition of the Cerro Quema Project:

•	Core is delivered from the drill rig to the secure logging area in camp by Orla staff.

•	After Geotech, logging the core is photographed and logged by geologists.

•	Samples are cut where possible at 1.5 metre intervals. In the event there is a loss of core, a change in lithological contact, mineralization or alteration contact, or a change in matrix from oxide to sulphide, the minimum sample size allowed is 0.5 metres and the maximum sample size allowed is 2.0 metres.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2018	Canadian dollars unless otherwise stated

A rigorous QA/QC program was implemented by Orla. Two QA/QC schedules are used by Orla, for resource definition drilling QA/QC standards and blanks are placed at 1:20 interval, for exploration drilling a 1:40 interval is used. An outline of the QA/QC samples are as follows:

•	2% of samples are field duplicates consisting of ¼ core.

•	1% of samples are preparation duplicates consisting of a second pulp created from the same coarsely crushed sample.

•	1% of samples are assay duplicates, consisting of an analysis of a second split of the same pulp.

•	2% of samples are blanks, inserted into the sample stream at the discretion of project geologists, such that they are analyzed sequentially with mineralized material

•	2% of the samples are reference standards, 3 different standards ranging from 0.2 to 1.8 g/t Au are currently being used.

Samples are prepared in an on-site facility run independently by ALS Minerals. Sample pulps are sent to the ALS Minerals facility in Lima, Peru. All gold results are analysed by ALS Minerals (Au-AA23) using fire assay fusion and an atomic absorption spectroscopy finish. All samples are also analyzed for multi-elements, including silver and copper, using an Aqua Regia (ME-ICP41) method at ALS Laboratories in Peru. Samples with copper values in excess of 1% by ICP analysis are re-run with Cu AA46 aqua regia and atomic absorption analysis.

Hole collars are surveyed, and down-hole surveys are taken every hole.

Prior to Orla’s acquisition of the Cerro Quema Project, practices with regards to the collection of samples by Pershimco included:

(i)	Diamond drill core and RC cuttings samples were collected, each approximately one metre. In the event there was a loss of core or cuttings, a change in lithological contact, vein contact or a change in matrix from oxide to sulphide, the minimum sample size allowed was 0.5 metres and the maximum sample size allowed was 1.5 metres.

(ii)	Lithological contacts, vein contacts and sulphide content were respected with an appropriate sample interval where possible.

(iii)	A thorough QA/QC program was implemented, which included one field blank and at least one certified reference material, (also referred to as a standard), for every batch of 20 samples sent to the laboratory.

The principal lab used was Activation Laboratories (“Actlabs”). Samples were sent to Actlab’s Panama lab for preparation and the resulting pulps were sent to Actlabs in Ancaster, ON, Canada for analysis. Individual samples were entered into the Laboratory Information Management System by Actlabs personnel, dried, and finely crushed. The samples are then returned for a second time to the dryer, and immediately upon their removal from the dryer, were pulverized and riffle-split. Prepared samples were then placed into air-deprived zip lock bags and then into 5-gallon plastic containers, which were sealed and shipped by courier services to Actlabs in Ancaster, Ontario, Canada for assaying. Silver and copper sample tenors were determined using a multi-element ICP method, and gold was determined using fire assay method with atomic absorption finish. Gold values exceeding the 2.5 g/t Au were rerun using fire assay with a gravimetric finish.

The Actlabs’ Quality System is accredited to international quality standards through the International Organization for Standardization /International Electrotechnical Commission (“ISO/IEC”) 17025 (ISO/IEC 17025 includes ISO 9001 and ISO 9002 specifications) with CAN-P-1758 (Forensics), CAN-P-1579 (Mineral Analysis) and CAN-P-1585 (Environmental) for specific registered tests by the SCC. The accreditation program includes ongoing audits, which verify the QA system and all applicable registered test methods. Actlabs is also accredited by the National Environmental Laboratory Accreditation Conference program and Health Canada.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2018	Canadian dollars unless otherwise stated

A robust QA/QC program was implemented in 2010, and this program has been maintained throughout the 2011, 2012 and 2013 drill programs since that time. The QA/QC program included the insertion of certified reference materials, field blanks and the preparation of pulp duplicate samples. The results of the 2010-2011 drill programs were previously verified by P&E Mining Consultants Inc. and were found to have passed the strict QA/QC procedures. For the 2012 and 2013 drill programs, a total of six certified reference materials, (also referred to as standards) were used to monitor lab accuracy. Two of the standards were certified for copper-only, and four of them were certified for gold-only. There were 1,725 standards analyzed for gold and 1,155 standards analyzed for copper.

Data Verification

According to the Cerro Quema Report, Mr. Antoine Yassa, P.Geo., a qualified person, visited the Cerro Quema Project most recently on October 2, 2013, (and previously on January 17 and 18, 2012). During the October site visit, Mr. Yassa collected 12 samples from four holes. Samples were collected from taking either a ¼ split of the half core remaining in the core box or taking a split from the RC cuttings. Samples were placed into plastic bags with a unique tag identification and were placed into a larger bag for transport. Mr. Yassa brought the samples to DHL Courier in Chitré, where they were sent to the offices of P&E in Brampton, ON. From there the samples were sent via courier to AGAT Labs in Mississauga, ON for analysis. AGAT has developed and implemented at each of its locations a quality management system designed to ensure the production of consistently reliable data. The system covers all laboratory activities and takes into consideration the requirements of ISO standards. AGAT maintains ISO registrations and accreditations. ISO registration and accreditation provide independent verification that a quality management system is in operation at the location in question. Most AGAT laboratories are registered or are pending registration to ISO 9001:2000.

Mineral Processing and Metallurgical Testing

Metallurgical testing of material from the Cerro Quema deposit was completed by the previous owners and Pershimco. The testing included: (i) bottle roll tests that evaluated amenability of the materials to cyanidation; (ii) column leach tests that evaluated the amenability of the materials to conventional heap leaching; and (iii) vat leach tests which evaluated the amenability of the materials to treatment in flooded tanks.

Conclusions from metallurgical testing are:

•	an estimated field gold recovery of 86% for all La Pava material and the low grade Quema/Quemita. Further, it is recommended to discount Quema/Quemita ore recovery at 3% recovery of gold per 1 g/t head grade;

•	oxide material from La Pava responds very well to cyanide bottle roll and column leaching yielding high gold extractions and low reagent consumptions;

•	at lower head grades (about 1 g/t of gold and lower), extractions are approximately the same for either La Pava or Quema/Quemita material;

•	at higher head grades (above 1 g/t of gold), the extractions for La Pava are greater than for Quema/Quemita; and

•	the data show no dependence of gold extraction on crush size for the materials and size ranges tested.

Mineral Resources

For the Cerro Quema Report, Mineral Resource estimation work was carried out by Eugene Puritch, P.Eng., Antoine Yassa P.Geo., and Fred Brown, P.Geo., all independent Qualified Persons in terms of NI 43-101. Mineral Resource modeling and estimation were carried out using the commercially available Gemcom GEMS software program. Open-pit optimization was carried out using the Whittle Four-X Single Element software program. The effective date of the Mineral Resource estimate is June 30, 2014.

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2018	Canadian dollars unless otherwise stated

The Cerro Quema Project Mineral Resource are reported inside an optimized pit shell. The results from the optimized pit shell are used solely for the purpose of reporting Mineral Resources that have reasonable prospects for economic extraction, and the optimization is based on the economic parameters including US$1,500 per ounce gold, 86% oxide Au recovery, 90% sulphide Au recovery, US$2.20 per tonne mining costs, US$6.13 per tonne oxide processing cost, US$12.00 tonne sulphide process cost, US$1.00 per tonne G&A. A cutoff of 0.18 g/t Au was used for oxide mineralization and 0.31 g/t Au for sulphide mineralization. The pit shell was optimized based on Au block grades for oxide zones and gold-equivalent (“AuEq”) block grades for sulphide zones. The gold equivalent block grades were calculated using the formula:

Equation 1.0-1

AuEq = (Au g/t + (Copper% x 1.6)).

ORLA MINING LTD.

Annual Information Form

Year ended December 31, 2019	Canadian dollars unless otherwise stated

Cerro Quema In-Pit Mineral Resources 1, 2,3, 4, 5

La Pava
Zone	Category	Cutoff (gold g/t)	Tonnes	Gold (g/t)	Copper (%)	AuEq (g/t)	Gold (ounces)
Oxides	Measured	0.18	7,052,600	0.82	0.04	NA	184,900
Indicated		0.18	10,896,100	0.57	0.04	NA	201,100
Measured + Indicated		0.18	17,948,700	0.67	0.04	NA	386,000
Inferred		0.18	331,700	0.36	0.03	NA	3,800
							AuEq (ounces)
Sulphides	Measured	0.31	802,000	0.44	0.22	0.80	20,600
Indicated		0.31	7,664,900	0.39	0.38	1.00	246,100
Measured + Indicated		0.31	8,466,900	0.39	0.36	0.98	266,700
Inferred		0.31	75,000	0.28	0.2	0.61	1,500
Total							Au and AuEq (oz)
Measured			7,854,600	0.78	0.06	0.81	205,500
Indicated			18,561,000	0.50	0.18	0.75	447,200
Measured + Indicated			26,415,600	0.58	0.14	0.77	652,700
Inferred		----	406,700	0.35	0.06	0.41	5,300
Quema + Quemita + Mesita
Zone	Category	Cutoff (gold g/t)	Tonnes	Gold (g/t)	Copper (%)	AuEq (g/t)	Gold (ounces)
Oxides	Measured	0.18	0	0	0	NA	0
Indicated		0.18	5,983,700	0.86	0.03	NA	166,400
Measured + Indicated		0.18	5,983,700	0.86	0.03	NA	166,400
Inferred		0.18	335,300	0.38	0.03	NA	4,100
Sulphides							AuEq (ounces)
Measured		0.31	0	0	0	0	0
Indicated		0.31	2,539,000	0.49	0.15	0.73	59,600
Measured + Indicated		0.31	2,539,000	0.49	0.15	0.73	59,600
Inferred		0.31	298,100	0.30	0.17	0.57	5,500
Total							Au and AuEq (oz)
Measured			0	0	0	0.00	0
Indicated			8,522,700	0.75	0.07	0.82	226,000
Measured + Indicated			8,522,700	0.75	0.07	0.82	226,000
Inferred			633,400	0.34	0.10	0.47	9,600

Notes:

(1)	Mineral Resources are reported inside an optimized pit shell. AuEq was calculated using Au + 1.6*copper.

(2)	Numbers may not add up due to rounding.

(3)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(4)	The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

(5)	The Mineral Resources were estimated using the CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

Mineral Reserves

The Mineral Reserve is that portion of the Mineral Resource that has been identified as mineable within a design pit. The Mineral Reserve estimate incorporates ore mining parameters such as mining recovery and waste rock dilution. The Mineral Reserves form the basis for the Pre-Feasibility Study mine production schedule and mine plans.

The Cerro Quema Project mining operation will consist of open-pit mining only with no underground mining component planned, hence, all of the Mineral Reserves are deemed to be open pit reserves. No Inferred Mineral Resources are used in the estimation of the Mineral Reserve. Only oxide resources are used in the estimation of the Mineral Reserve. The Mineral Reserves have been developed in a three-step process: (i) select an optimized open-pit shell to be used as the basis for the pit design; (ii) develop an operational pit design that incorporates benches, detailed pit slope criteria, and truck haulage ramps; and (iii) estimate the in-pit tonnage contained within the operational pit that meets or exceeds the cut-off grade criteria and apply the ore mining parameters (i.e. mining losses and dilution) to that tonnage. The final result is the Mineral Reserve.

The Proven and Probable Mineral Reserves are summarized in the table below.

Cerro Quema Mineral Reserves [1,2,3]
La Pava
	Tonnes (millions)	Gold (g/t)	Copper (%)	Gold (ounces)
Proven	6.82	0.80	0.04	176,000
Probable	7.40	0.67	0.04	159,000
Proven + Probable	14.22	0.73	0.04	335,000
Quema
	Tonnes (millions)	Gold (g/t)	Copper (%)	Gold (ounces)
Proven	—	—	—	—
Probable	5.49	0.86	0.03	153,000
Proven + Probable	5.49	0.86	0.03	153,000
Total
	Tonnes (millions)	Gold (g/t)	Copper (%)	Gold (ounces)
Proven	6.82	0.80	0.04	176,000
Probable	12.89	0.75	0.03	312,000
Proven + Probable	19.71	0.77	0.04	488,000

Notes:

(1)	Numbers may not add up due to rounding.

(2)	A cut-off grade of 0.21 g/t of gold is used for reporting Mineral Reserves.

(3)	Mineral Reserves are estimated at a gold price of US$1,300 per ounce

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

Mining Operations

The mining method proposed for the Cerro Quema Project will be a conventional open-pit mine. A fleet of hydraulic excavators and trucks consisting of 50 tonne rigid frame trucks and 40 tonne articulated trucks will be used to mine the ore and waste materials. The drilling and blasting of both ore and waste rock will be required although some materials will be free-digging. The ore production rate delivered to the heap leach pad area is approximately 3.6 million tonnes per year of silica and fresh rock type ore. Clay type ore will be stockpiled and processed at the end of the mine life since this ore requires a different crushing method and agglomeration. Overall total annual mining rates will range from a high of 7.1 million tonnes of combined ore and waste to a low of 5.5 million tonnes with an average of about 6.4 million tonnes per year. This results in an average total daily mining rate of 18,000 tpd. The total mine life is 5 years in duration, not including one year of pre-production. Ore and waste from the La Pava pit will be hauled to the crusher and Chontal waste dump. At the Quema pit, a trade-off study recommended the use of a conveyor system to transport both ore and waste down the hillside. Waste would be tripped off the conveyor in the Chontal valley and ore would be sent to the primary crushing area.

Processing and Recovery Operations

The Cerro Quema Project will be a 10,000 tpd heap leach facility. Processing at Cerro Quema will be by conventional heap leaching of crushed ore stacked on a single use pad. Gold will be leached from the mineralized material with dilute cyanide solution. Gold will be recovered from solution in a carbon adsorption-desorption-recovery plant to produce doré bars. An apron feeder will deliver the run of mine at a rate of 556 dry tonnes per hour to a vibrating grizzly with 130 mm openings. Grizzly oversize will be crushed by a primary jaw crusher. A secondary screen belt feeder will feed primary crushed rock to a secondary screen. The secondary screen will scalp material at 70 mm. Oversize will be crushed in the secondary cone crusher. Cone crusher product and screen undersize will discharge to the crushed ore stockpile stacker which feeds secondary crushed material to the crushed ore stockpile. The stockpile will be constructed over a subterranean tunnel containing two reclaim belt feeders and the Reclaim Tunnel Conveyor.

Pebble lime will be added to the reclaim tunnel conveyor at a nominal rate of 1.6 kg/t material. The crushed material and lime will then be conveyed to the heap for stacking. The ore will be leached using a dilute solution of sodium cyanide applied which will percolate through the material, dissolving gold, and drain by gravity to a pond.

Pregnant solution will flow by gravity through the set of five carbon adsorption columns, exiting the last adsorption column as barren solution. The adsorption columns will operate in this fashion until the carbon contained in the lead column achieves the desired precious metal loading and then it will be stripped. Stripping of the gold from the loaded carbon will be accomplished by circulating a heated, dilute caustic and cyanide solution upwards through the carbon bed. The heated solution exits the elution vessel as pregnant eluent. The pregnant eluent flows to the recovery circuit where stripped gold is plated from the pregnant eluent onto mild steel wool cathodes. The mild steel wool cathodes will be removed periodically and treated in the retort furnace which removes all of the water and most of the mercury from the cathodes. The retorted cathodes will then be mixed with fluxes, melted, and poured into doré bars. The doré will then be shipped to an offsite refiner for further processing and sale as fine gold.

Infrastructure, Permitting and Compliance Activities

An existing site access road intersects with Via Tonosi approximately 32 km south of Macaracas. The access road runs north approximately 7 km to the location of the platform constructed between Quema and La Pava by Pershimco. Improvements to the existing road will be required and include widening to approximately 9 metres to allow two over-the-road trucks to pass, re-contouring to eliminate grades in excess of 7%, and grading to a ditch on one side for drainage.

Raw water is required for dust control, fire water, and process water make-up. Raw water will be supplied by a well located approximately 1.1 km north, north east of the existing platform at an elevation of 190 metres above sea level. Raw water will be stored in a tank located south-southeast of the existing platform near the access road to La Pava at an elevation of 480 metres above sea level.

The majority of the diesel fuel used at Cerro Quema Project will be offloaded and stored in a cylindrical horizontal steel tank located on the western end of the existing platform at 423 metres above sea level. The tank will supply fuel for the mine fleet and light vehicles.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

During construction, a temporary first aid clinic will be located on the existing platform. A treatment room will be located on the first floor of the Warehouse and Workshop building located near the ADR and process ponds. An emergency vehicle is already available at the existing base camp to transport injured or sick people to the nearest hospital.

Electrical power will be supplied from the grid by Distribuidora Electrica de Metro-Oeste (Edemet) at the Substation in Las Tablas, a community about 31 km southeast of Chitré along the Carretera Nacional. Power will be delivered to site using a 34.5 kV power line constructed from Las Tablas to Cerro Quema Project. The mine truck shop and warehouse will be housed in an 895 square metre single-story steel building constructed near the center of the existing platform area. The laboratory will be a 441 square metre single-story steel building constructed adjacent to the mine warehouse and workshop building near the center of the existing platform area. An explosives magazine will be located approximately 700 metres south of the existing pad along the access road. A 760 square metre, single-story concrete block administration building will be constructed near the southern corner of the event pond at the 220 masl elevation level. The building will provide space for employee lockers, treatment room office space, a meeting room and utilities for site managers and their staff. The Refinery will be a 339 square metre block building, adjacent to the adsorption, desorption, and recovery area, housing the electrowinning and smelting equipment and also including an office that will allow security to monitor the electrowinning and smelting processes.

Environmental Permits

An ESIA and permits are in place for a previously proposed continuous vat leach operation. However, as the Cerro Quema Project will utilize heap leach processing methods, the Company initiated an update of the ESIA and associated permits based on the new Cerro Quema Project design to meet Panamanian, more specifically the National Authority of the Environment (Autoridad Nacional del Ambiente, known by its acronym ANAM), requirements. Additional studies that were competed to support the ESIA and permits include:

•	surface water and groundwater flow and quality conditions during dry and wet seasons;

•	sediment quality samples at selected surface water locations;

•	aquatic sampling to characterization seasonal and spatial variation; and

•	archaeological survey in potentially disturbed areas.

To develop a mine at Cerro Quema, a Category 3 ESIA is required from the Ministry of Environment. An application for this permit was submitted in 2016 (subsequent to the date of the Cerro Quema Report). The Ministry has completed the technical evaluation of the ESIA, and the Company believes the Ministry is in the process of preparing the formal resolution to approve it. Timing of approval is presently not known. When drilling commenced in January 2017, it was in an area covered by previously issued permits. Since then, the Ministry of Environment has issued Orla a two year extension to this permit for the purposes of drilling. Additionally, permits to drill have been granted for all new areas applied for. The Company is actively engaged with government officials at various levels in regard to the ESIA and concession renewals.

Environmental Mining Factors

The acid-base accounting (“ABA”) test results indicate that samples of potential waste rock from the La Pava zone are expected to contain low to very low sulphide by weight percent, however, there is essentially no buffering capacity. The classification of ABA results indicates that most waste rock samples have low potential for acid generation; however, a smaller portion of the waste rock from La Pava is potentially acid generating. The synthetic precipitation leach test results indicate that there is the potential for metal leaching. Geochemical characterization, including kinetic testing, of additional drill core is being completed to confirm the acid generation and metal leaching potential of the waste rock, in particular material associated with the Quemita-Quema ore bodies. The ABA test results suggest that the oxide fraction of the La Pava and Quemita-Quema heap leached ore have some potential for acid generation and all samples of the sulphide fraction of the La Pava heap leached ore are potentially acid generating. Results of the leachate testing indicate that the La Pava leached oxide ore tailings have a low potential for metal leaching. The development of the open pit will be halted within the oxidation zone such that the underling sulphide bearing, and potentially acid generating rock, will not be exposed.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

Social Impact

In 2013, Pershimco completed a study to describe the socio-economic environment of the communities located within a 12.5 km radius of the Cerro Quema Project and the main urban centres, as well as to identify the local perceptions in regard to Panama’s current state of affairs, the environment, the Cerro Quema Project, and the mining industry in general. Data on demographics, housing and utilities, economics, and health and community well-being were obtained through surveys and secondary sources. The scope of the socio-economic study for the Cerro Quema Project area were expanded during completion of the environmental and social impact assessment. The Company has a Community Relations Department and an active social engagement effort.

Capital and Operating Costs

The required pre-production capital expenditures for the Cerro Quema Project, as summarized below, are considered to have an accuracy of +/-25%. The scope of these costs includes all mining equipment, process facilities, and infrastructure for the Cerro Quema Project. Most costs have been collected in the last quarter of 2013 and the first quarter of 2014 and are considered to be valid for first quarter 2014 US dollars.

The planned Cerro Quema Project capital costs are summarized as follows:

Mine
Direct Costs	US$10,926,000
Other Costs	US$6,240,000
Total Pre-Production Mine	US$17,166,000

Process
Direct Costs	US$78,010,000
Indirect Costs	US$6,608,000
Initial Fills, EPCM and Owners Costs	US$15,309,0000
Total Pre-Production Capital Cost	US$99,927,000

Total Cerro Quema	US$117,093,000

The planned Cerro Quema Project sustaining capital and reclamation costs are summarized as follows:

Area
Leach	US$9,906,000
Mine	US$3,527,000
Closure	US$10,381,000
Total	US$23,814,000

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

The planned Cerro Quema Project average operating costs are summarized as follows:

Description
Mining (owners’ fleet)	US$3.30
Processing (average)	US$4.40
G and A	US$0.93
Total Operating Cost/Tonne Ore	US$8.63
Cash Operating Cost (per ounce of gold)	US$402

Based on the estimated production parameters, revenue, capital costs, operating costs, taxes and royalties, a cash flow model was prepared by KCA for the economic analysis of the Cerro Quema Project.

The period of analysis of 16 years includes two years of pre-production and investment, six years of production, three years for closure and reclamation and five additional years of monitoring. Other assumptions relied upon in the cash flow model include:

•	gold price of US$1,275 per ounce; processing rate of 10,000 tonnes per day ore; average gold grade of 0.77 g/t; total average opex of US$8.63 per tonne; total preproduction capex of US$117.1 million; net smelter royalties of 4% (Government); Income Tax Rate of 25%; ITBMS tax of 7%; local and land use taxes of approximately US$81,000 per year; gold recoveries of: 86% for all La Pava material above the cut off head grade and the low grade Quema/Quemita

For Quema/Quemita, the following formula should be used to estimate gold recovery at varying head grades greater than 1 g/t Au:

% Au = (86% - ((g Au/t -1) x 3%))

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2018	Canadian dollars unless otherwise stated

The Cerro Quema Project economics, based on these criteria from the cash flow model, are summarized as follows:

Life of Mine Summary – Financial Analysis

Internal Rate of Return (IRR), After-Tax	33.7%

NPV @ 0% (After-Tax)	US$152,415,000
NPV @ 5% (After-Tax)	US$110,052,200
NPV @ 10% (After-Tax)	US$77,997,400

Gold Price Assumption (US$/Ounce)	US$1,275
Pay Back Period (Years based on After-tax)	2.2

Initial Capital Costs
Pre-Production Initial Capital	US$115,929,368
Working Capital	US$1,163,664
Total Initial Capital	US$117,093,032

Future Capital (life of mine)	US$23,480,397

Operating Costs (Average Life of Mine)
Mining (Contract and Owner)	US$3.30
Processing	US$4.40
G&A	US$0.93
Total Operating Cost/Tonne Ore	US$8.63
Cash Operating Costs (per ounce of gold)	US$402

Production Data
Life of Mine	5.3
Mine Throughput (Ore)	10,000
Metallurgical Recovery Au (Avg)	85.8%
Average Annual Gold Production	78,800
Average LOM Strip Ratio (waste: ore)	0.72

Exploration Update Subsequent to Date of Cerro Quema Report

2017 Exploration

Exploration at Cerro Quema in 2017 targeted zones of high-sulphidation style alteration that could potentially host additional oxide gold resources. Exploration also tested for sulphide copper-gold mineralization below the level where the rocks are oxidized. There have not been any exploration results subsequent to the Mineral Resource estimate that would materially impact the Mineral Resource estimate used for the pre-feasibility study contained in the Cerro Quema Report.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2018	Canadian dollars unless otherwise stated

A total of 72.7 line km of IP-resistivity and 70.3 line km of magnetic survey were completed by SJ Geophysics of Vancouver, Canada in March through June 2017. Geophysics was completed over five separate exploration targets. In addition, two reconnaissance lines were completed in an area with intrusive-hosted mineralization potential. Resistivity anomalies outlined by the survey were interpreted to be due to silica associated with high sulphidation alteration. Anomalies drilled to date have confirmed this interpretation and drilling to test them continues. One of the reconnaissance lines over the area with potential intrusive hosted mineralization had a strong chargeability anomaly indicating the presence of sulphides. Follow-up work on this anomaly is planned.

In early 2017, the Company commenced a drill program to test areas on the property that have potential to host additional Mineral Resources. A contract for diamond drilling was awarded to Energold de Panama S.A., who mobilized 3 man-portable rigs to the site. A total of 11,880 metres in 91 holes were completed in 2017. All results have been provided by the Company in press releases between April 27, 2017 and January 8, 2018.

Holes were drilled in the general area of the Quemita Zone (one of two zones that contain the 488,000 ounce Cerro Quema oxide gold Mineral Reserve); areas north of the Quemita zone; the area between the two resource areas (Chontal); and the Idaida and Caballito area to the south of Quemita. Drill targets included resistivity anomalies and areas of alteration that may host undiscovered gold mineralization in oxidized material. Along with testing for new discoveries, the drilling tested potential extensions to the resource zones outlined in the Cerro Quema Report, and possible upgrades to the resources within the pre-feasibility study proposed pits.

A new zone at Cabalito comprised of low-arsenic copper-gold mineralization and located 2 km south of Quemita was discovered in 2017.

Six holes were drilled in 2017 to obtain material for additional metallurgical testing. (3 at Quemita and 3 at La Pava). Material has been sent to KCA in Reno for column tests at a larger particle size than previous tests conducted on material from the property.

2018 Exploration

Drilling continued at Cerro Quema in 2018 with one rig currently in operation. A total of 7,536 metres were drilled in 2018 in 27 holes.

This work focused on the Caballito copper-gold discovery, and the Sombrero zone which is adjacent to the north of Caballito.

The Caballito zone is defined by a 650 to 800-metre-long northwest-southeast trending chargeability anomaly outlined by a 2017 IP survey. It is 350 to 400 metres wide. Highest grade mineralization occurs on the southwest side of the zone and is associated with very low resistivity within the overall chargeability due to very high sulphide content. Widths in excess of 100 metres grading better than 1% copper and associated 0.2 to 0.4 grams per tonne gold have been reported.

In 2018, the Company re-examined core from sulphide intercepts below the Quemita oxide gold mineral reserve located 1.2 km to the northwest of Caballito and found indications of Caballito style copper-gold mineralization with low arsenic. Therefore, Orla extended the IP grid northward from the area surveyed in 2017 through this area and completed 25 line-km of new surveying in 2018. Results from the new IP indicated areas with potential for similar mineralization as found at Caballito. Six holes drilled north of Caballito in Sombrero intersected variable zones of alteration, but no high-grade mineralization. Further drilling is planned.

The Company completed column testing on material at larger sizes than previously tested. Gold recoveries on material crushed to 150 millimetres were 96% for the La Pava deposit, which contains approximately two thirds of the current mineral reserves, and 91% for the Quemita deposit. Operational recovery estimates are typically de-rated from column test data, but these results compare very favorably to an average operational recovery of 86% in the 2014 Pre-Feasibility Study at a crush size of -70 millimetres. Orla will incorporate the results into an updated process plan and operational recovery estimates that will consider one-stage crushing or run of mine instead of the two-stage crushing modelled in the 2014 PFS.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2018	Canadian dollars unless otherwise stated

Cerro Quema

2018 Drill Summary

Dec 31, 2018

Hole	Area	East	North	Az	Dip	Depth	Intercepts
							From	to	Width	Au g/t	Cu %
CQMET-17-154	La Pava	549682	835017	180	-70	147.0	Met Hole (was drilled 40.5 to 147.0 in 2018)
CQDH-18-156	Caballito	554266	834599	90	-60	240.0	46.2	193.8	147.6	0.21	0.33
CQDH-18-157	Caballito	554352	834630	90	-60	247.5	9.0	39.0	30.0	0.73	ox
							39.0	52.5	13.5	0.59	sx
							75.0	199.5	124.5	0.47	1.54
				including			94.5	127.5	33.0	0.49	2.78
CQDH-18-158	Caballito	554157	834600	90	-60	351.0	No significant intercepts
CQDH-18-159	Caballito	554320	834475	70	-50	327.0	No significant intercepts
CQDH-18-160	Caballito	554472	834626	90	-60	300.0	39.6	125.4	85.8	0.39	1.44
CQDH-18-161	Caballito	554432	834715	90	-60	229.5	No significant intercepts
CQDH-18-162	Idaida	554389	834902	90	-60	300.0	No significant intercepts
CQDH-18-163	Caballito	554280	834703	90	-60	300.0	4.5	18.0	13.5	0.45	ox
							42.5	190.2	147.7	0.28	1.25
				including			145.0	187.0	42.0	0.36	3.12
CQDH-18-164	Idaida	554192	834931	90	-60	232.5	0.0	33.0	33.0	0.81	ox
							52.5	96.3	43.8	0.36	ox
							96.3	122.0	25.7	0.52	1.96
							129.5	144.0	14.5	0.35	0.72
CQDH-18-165	Caballito	554642	834604	90	-60	231.0	36.0	45.0	9.0	0.92	0.19
							56.7	78.8	22.1	0.27	0.52
CQDH-18-166	Caballito	554650	834850	250	-65	285.0	56.8	71.0	14.2	0.31	0.32
							80.8	146.0	65.2	0.30	0.83
				including			81.3	93.0	11.7	0.28	2.38
CQDH-18-167	Idaida	554155	835144	90	-50	295.5	134.5	236.2	101.7	0.10	0.27
				including			223.5	234.0	10.5	0.16	0.76
CQDH-18-168	Idaida	554151	835146	225	-50	250.5	No significant intercepts
CQDH-18-169	Idaida	554153	835145	60	-50	300.0	128.0	262.0	134.0	0.14	0.62
CQDH-18-170	Idaida	554498	834911	90	-45	232.5	25.5	54.0	28.5	0.30	0.30
CQDH-18-171	Idaida	554498	834911	90	-70	201.0	79.9	84.5	4.6	0.12	0.94
							130.5	135.0	4.5	0.13	1.07
CQDH-18-172	Sombrero	553620	835714	90	-65	243.0	No significant intercepts

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2018	Canadian dollars unless otherwise stated

Hole	Area	East	North	Az	Dip	Depth	Intercepts
							From	to	Width	Au g/t	Cu %
CQDH-18-173	Sombrero	554051	835691	325	-60	235.5	No significant intercepts
CQDH-18-174	Sombrero	553989	835621	270	-60	120.0	No significant intercepts
CQDH-18-175	Sombrero	553940	835494	270	-80	360.0	22.0	35.4	13.4	2.11	0.07
CQDH-18-176	Sombrero	553934	835502	90	-65	177.0	24.0	43.5	19.5	0.59	0.06
CQDH-18-177	Sombrero	554223	834801	90	-60	274.5	0.0	14.6	14.6	0.25
							136.6	196.6	60.0	0.09	0.10
CQDH-18-178	Caballito	554283	834706	270	-75	210.0	67.0	119.5	52.5	0.30	0.84
				including			68.0	90.3	22.3	0.34	1.48
CQDH-18-179	Idaida	554140	835047	90	-65	454.5	0.0	6.1	6.1	0.30
							68.7	129.8	61.1	0.55	1.34
				including			103.5	128.3	24.8	0.89	2.91
CQDH-18-180	Idaida	554385	834900	270	-55	289.5	No significant intercepts
CQDH-18-181	Idaida	554370	835164	270	-70	414.0	104.1	114.5	10.4	0.13	0.92
							140.5	297.0	156.5	0.15	0.69
				including			140.5	151.5	11.0	0.23	1.99
				including			162.0	207.7	45.7	0.24	1.30
				including			245.9	255.3	9.4	0.20	1.13
CQDH-18-182	Idaida	554174	835299	90	-65	328.5	No significant intercepts
Total 2018 drilling (metres)						7,536.0

Notes:

(1)	All gold and copper values are uncut except for hole CQDH-18-160 where a 7.0% and a 36.0% assay were cut to 3.4% (third highest assay).

(2)	Widths are shown as intercepted widths.

(3)	Drill results were reviewed and approved by Hans Smit, P.Geo., Chief Operating Officer at Orla.

(4)	Data as of December 31, 2018.

(5)	ox = oxide.

Outlook/Future Plans

The Company has an ongoing environmental management plan that includes installing and maintaining sediment dams, reforestation of previously disturbed areas and active sediment control activities. Baseline surface water quality sampling and groundwater level measurements are also ongoing.

The Company has an active community relations program that includes providing hot lunches to 5 to 15-year-old children studying in the 12 schools located within a 15 kilometre radius of the Project. We also provide support for various local amateur sports teams, a youth orchestra, local fairs, and cultural events.

There has been no drilling at Cerro Quema in 2019 to date. In January 2019, the total workforce at Cerro Quema was reduced from 77 to 36 employees in an effort to reduce the day-to-day expenditures at the project. Further drill testing for additional Caballito-style copper-gold mineralization is planned for later this year and the Company expects that workforce to increase from current level as a result. Once the Camino Rojo feasibility study is completed, an update to the Cerro Quema pre-feasibility study is planned.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2018	Canadian dollars unless otherwise stated

RISK FACTORS

In addition to the usual risks associated with an investment in a mineral exploration and development company, the Company believes that, in particular, the risk factors set out below should be considered. It should be noted that this list is not exhaustive and that other risk factors may apply. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors of the Company are currently unaware or which they consider not to be material in relation to the Company’s business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects could be materially adversely affected. In such circumstances, the price of the Company’s securities could decline, and investors may lose all or part of their investment. An investment in the Company may not be suitable for all investors.

FINANCING RISKS

The Company has limited financial resources, no history of mineral production, operations or source of operating cash flow and continues to experience losses from operations, a trend the Company expects to continue. The exploration and development of the Company’s properties, including continuing exploration, will require additional financing. Historically, the Company has been financed through the issuance of Common Shares and other equity securities. Although Orla has been successful in the past in obtaining financing, the Company has limited financial resources. The Company has no assurance that additional funding will be available to it in the future to fulfill the Company’s existing obligations or further exploration and development and, if obtained, on terms favourable to the Company. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company.

The most likely source of future financing presently available to the Company is through the sale of additional Common Shares, which would mean that each existing shareholder would own a smaller percentage of the Common Shares then outstanding. Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make interest and capital payments. Also, the Company may issue or grant warrants or options in the future pursuant to which additional Common Shares may be issued. Exercise of such warrants or options will result in dilution of equity ownership to the Company’s existing shareholders.

Failure to obtain required financing could result in delay or indefinite postponement of its anticipated activities in the coming years and could cause the Company to forfeit its interests in some or all of the Company’s properties or to reduce or terminate the Company’s operations. Failure to obtain required financing would have a material adverse effect on the Company’s business, financial condition, and results of operations.

UNCERTAINTY IN THE ESTIMATION OF MINERAL RESERVES AND MINERAL RESOURCES

The figures for Mineral Reserves and Mineral Resources contained in this AIF are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves or Mineral Resources will be mined or processed profitably. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve such estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Until a deposit is actually mined and processed, the quantity of metal and grades must be considered as estimates only. Actual Mineral Reserves or Mineral Resources may not conform to geological, metallurgical, or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. It is inherently impossible to have full knowledge of particular geologic structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify such occurrences in the Company’s assessment of Mineral Reserves and Mineral Resources may have a material adverse effect on the Company’s future cash flows, results of operations and financial condition.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2018	Canadian dollars unless otherwise stated

Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuations in gold and base or other precious metals prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may result in a revision of estimates from time to time or may render the estimates uneconomic to exploit. Mineral Resource and Mineral Reserve data is not indicative of future results of operations. Estimated Mineral Resources or Mineral Reserves for the Company’s properties are evaluated from time to time and may require adjustments or downward revisions based upon further exploration or development work, geological interpretation, drilling results, metal prices or actual production experience. Any material reductions in estimates could have a material adverse effect on the Company’s results of operations and financial condition.

The category of Inferred Mineral Resource is often the least reliable Mineral Resource category and is subject to the most variability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven Mineral Reserves and Probable Mineral Reserves as a result of continued exploration. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

ENVIRONMENTAL AND OTHER REGULATORY REQUIREMENTS

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving to stricter standards, and enforcement, fines and penalties for noncompliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. Environmental hazards may exist on the properties in which the Company holds its interests or on properties that will be acquired which are unknown to the Company at present and which have been caused by previous or existing owners or operators of those properties.

The Company’s current or future activities, including exploration and development activities and operations of the Company require licenses, permits or other approvals from various governmental authorities and activities are and will be governed by laws and regulations governing exploration, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety, mine permitting and other matters. Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits that the Company may require for exploration and development will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities and that it does not currently have any material environmental obligations. However, there may be unforeseen environmental liabilities resulting from exploration, development and/or mining activities and these may be costly to remedy.

The Company does not maintain insurance against all environmental risks. As a result, any claims against the Company may result in liabilities that could have a significant adverse effect on the operations and financial condition of the Company.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration and development operations may be required to compensate those suffering loss or damage by reason of the exploration and development activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2018	Canadian dollars unless otherwise stated

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

The Company cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially or adversely affect its financial condition. There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Company.

FOREIGN COUNTRY AND POLITICAL RISK

The Company’s principal mineral properties are located in Mexico and Panama. The Company is subject to certain risks as a result of conducting foreign operations, including, but not limited to: currency fluctuations; possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights; opposition from environmental or other non-governmental organizations; government regulations relating to the mining industry; renegotiation, cancellation or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; uncertain political and economic environments; war, terrorism, sabotage and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental or similar permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations, or rules in any of the countries in which the Company currently conducts business or in the future may conduct business, could result in an increase in taxes, or other governmental charges, duties, or impositions. No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws will not be changed, interpreted, or applied in a manner that could result in the Company being subject to additional taxation or that could otherwise have a material adverse effect on us.

One of the Company’s principal mineral properties is located in Panama. Panama remains a developing country. If the economy of Panama fails to continue growth or suffers a recession, it may have an adverse effect on the Company’s operations in that country. The Company does not carry political risk insurance.

Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted, and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition, and results of operations.

CONCESSIONS RISKS

The original 20-year term for the concessions at the Cerro Quema Project expired on February 26, 2017 (Contracts 19 and 20) and March 3, 2017 (Contract 21). The Company has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law. The Company believes it has complied with all legal requirements in relation to the concessions. On March 6, 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications were received, and that exploration work could continue while the Company waits for the renewal of the concessions. The Company has also received verbal assurances from government officials that the renewal applications are complete with no outstanding legal issues. On April 26, 2017, the Company received authorization from the Ministry of Environment to drill in two areas outside of the existing permitted drill area. On June 28, 2017, the Company received a permit to use water for drilling. A permit was received on May 8, 2018 to drill in the Sombrero zone and on May 11, 2018 two permits to use water for drilling were received. An existing permit that allows drilling in the areas of the current resources was extended for two years in May 2018. On February 11, 2019 a new drilling permit for the Pelona area in the eastern part of the concessions was received. Furthermore, the Panamanian Ministry of Commerce and Industry accepted the most recent annual report for the concessions which includes a work plan for 2019. The 2019 concessions tax payment was accepted in February 2019. As of the date of this AIF, final concession renewals have not been received. There is no assurance that the Company will receive the extensions or receive them within a reasonable time period. Failure to receive the extensions would have a material adverse effect on the Company’s business, financial condition, and results of operations.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2018	Canadian dollars unless otherwise stated

ESIA PERMIT

To develop a mine at Cerro Quema, a Category 3 ESIA is required from the Ministry of Environment. An application for this permit was submitted in 2016. The Ministry has completed the technical evaluation of the ESIA, and the Company believes the Ministry is in the process of preparing the formal resolution to approve it. Timing of approval is presently not known. The Company is actively engaged with government officials at various levels in regard to the ESIA and concession renewals. It is reviewing all options including ceasing site activities until such time as approval of the renewals and the permits is finalized. There is no assurance that the Company will receive the various approvals, including the modification to the ESIA, or receive them within a reasonable time period. Failure to receive the ESIA would have a material adverse effect on the Company’s business, financial condition, and results of operations.

PERMITTING RISKS

The Company’s operations in each of the jurisdictions in which it operates are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Furthermore, prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. The Company can provide no assurance that necessary permits will be obtained, that previously issued permits will not be suspended for a variety of reasons, including through government or court action, or that delays will not occur in connection with obtaining all necessary permits, renewals of permits for existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. The Company can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which would materially adversely affect its operations.

EXPLORATION AND DEVELOPMENT RISKS

The business of exploring for minerals and mining involves a high degree of risk. The operations of the Company may be disrupted by a variety of risks and hazards normally encountered in the exploration, development and production of precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s activities that would have a material adverse effect on its business, financial condition, results of operations and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against which it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company’s results of operations and financial condition.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Orla will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore. Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, Mineral Resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2018	Canadian dollars unless otherwise stated

THE CAMINO ROJO PROJECT MINERAL RESOURCE ESTIMATE ASSUMES THAT THE COMPANY CAN ACCESS MINERAL TITLES AND LANDS THAT ARE NOT CONTROLLED BY THE COMPANY

All of the mineralization comprised in the Company’s Mineral Resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by the Company. However, the Mineral Resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by the Adjacent Owner and that waste would be mined on the Adjacent Owner’s mineral titles. Any potential development of the Camino Rojo Project that includes an open pit encompassing the entire Mineral Resource estimate would be dependent on obtaining an agreement with the Adjacent Owner. It is estimated that approximately two-thirds of the Mineral Resource estimate is dependent on an agreement being obtained with the Adjacent Owner.

Delays in, or failure to obtain, an agreement with the Adjacent Owner to conduct mining operations on its mineral titles would affect the development of a significant portion of the Mineral Resources of the Camino Rojo Project that are not included in the PEA dated June 19, 2018, in particular by limiting access to significant mineralized material at depth. The Company intends to seek an agreement with the Adjacent Owner in order to maximize the potential to develop a mine that exploits the full Mineral Resource. There can be no assurance that the Company will be able to negotiate such agreement on terms that are satisfactory to the Company or that there will not be delays in obtaining the necessary agreement. Should an agreement with the Adjacent Owner not be obtained on favourable terms, the economics of any potential mine development using the full Mineral Resource estimate would be significantly negatively impacted.

The PEA was based on only a portion of the total Mineral Resource estimate and was prepared on the assumption that no mining activities would occur on the Adjacent Owner’s mineral titles. Accordingly, delays in, or failure to obtain, an agreement with the Adjacent Owner to conduct mining operations on its mineral titles would have no impact on the timetable or cost of development of the potential mine modelled in the PEA.

MINERAL RESOURCE ESTIMATIONS FOR THE CAMINO ROJO PROJECT ARE ONLY ESTIMATES AND RELY ON CERTAIN ASSUMPTIONS

The estimation of Mineral Resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2018	Canadian dollars unless otherwise stated

In particular, the estimation of Mineral Resources for the Camino Rojo Project has assumed that there is a reasonable prospect for reaching an agreement with the Adjacent Owner. While the Company believes that the Mineral Resource estimates for the Camino Rojo Project are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an agreement with the Adjacent Owner will be reached.

Although all mineralization included in the Company’s Mineral Resource estimate for the Camino Rojo Project are located on mineral concessions controlled by the Company, failure to reach an agreement with the Adjacent Owner would result in a significant reduction of the Mineral Resource estimate by limiting access to significant mineralized material at depth. Any material changes in Mineral Resource estimates may have a material adverse effect on the Company.

SURFACE RIGHTS

There are three ejido communities in the vicinity of the main area of drilling at the Camino Rojo Project and other ejido lands cover most of the rest of the property. The lands that would be required by the Company for a potential open pit mine and heap leach facility are subject to an expropriation agreement between the Company and the San Tiburcio Ejido. For exploration activities, the Company enters into temporary occupation agreements with the ejido communities, which allow the Company to use the surface of the lands for its mining activities for a set period of time. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or other surface access agreements or amend existing agreements. Failure to reach new agreements or disputes regarding existing agreements may cause, blockades, suspension of operations, delays to projects, and on occasion, may lead to legal disputes. Any such failure to reach new agreements or disputes regarding existing agreements may have a material adverse effect on the Company’s business.

PRODUCTION ESTIMATES

The Company has Mineral Reserve estimations for its existing Cerro Quema Project and such estimates are based on a pre-feasibility study. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve such estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition. The realization of estimates is dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding grades and recovery rates, ground conditions (including hydrology), the physical characteristics of deposits, the presence or absence of particular metallurgical characteristics, and the accuracy of the estimated rates and costs of mining, haulage, and processing. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies; mine failures or slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; the inability to process certain types of ores; labour shortages or strikes; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses, and legal liabilities in addition to adversely affecting mineral production.

COST ESTIMATES

Capital and operating cost estimates discussed herein may not prove accurate. Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services, and other factors and assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and title claims. Changes in the Company’s anticipated production costs could have a major impact on any future profitability. Changes in costs of the Company’s anticipated mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel, and diesel) and scarcity of labour, and could result in changes in profitability or Mineral Reserve and Mineral Resource estimates. Many of these factors may be beyond the Company’s control. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Company’s future results of operations or financial condition.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2018	Canadian dollars unless otherwise stated

METAL PRICES

The Company’s long-term viability depends, in large part, upon the market price of gold. Market price fluctuations of gold could adversely affect the profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Metal prices have fluctuated widely, particularly in recent years. The marketability of metals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to price, royalties, global consumption patterns, supply of, and demand for, metals, speculative activities, allowable production and importing and exporting of minerals, the effect of which cannot accurately be predicted. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has an interest may be mined at a profit.

Declining metal prices can also impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations.

GLOBAL FINANCIAL CONDITIONS

Market events and conditions, including the disruptions in the international credit markets and other financial systems, along with political instability and falling currency prices expressed in United States dollars have resulted in commodity prices remaining volatile. These conditions have also caused a loss of confidence in global credit markets, resulting in a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions have caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events are illustrative of the effect that events beyond the Company’s control may have on commodity prices; demand for metals, including gold and silver; availability of credit; investor confidence; and general financial market liquidity, all of which may adversely affect the Company’s business.

These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value, and the price of the Common Shares could be adversely affected.

UNINSURED RISKS

Exploration, development, and production operations on mineral properties involve numerous risks, including but not limited to unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, landslides, earthquakes and other environmental occurrences, risks relating to the storage and shipment of precious metal concentrates or doré bars, and political and social instability. Such occurrences could result in damage to mineral properties, damage to underground development, damage to production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in the ability to undertake exploration, monetary losses, and possible legal liability. Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of the Company.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2018	Canadian dollars unless otherwise stated

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance policies do not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not always available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. The Company does not currently maintain insurance against political risks, underground development risks, production facilities risks, business interruption or loss of profits, theft of doré bars, the economic value to re-create core samples, environmental risks, and other risks. Furthermore, insurance limits currently in place may not be sufficient to cover losses arising from insured events. Losses from any of the above events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

COMPETITION

The mineral exploration business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical, and other resources than the Company, in the search for and acquisition of exploration and development rights on desirable mineral properties, for capital to finance its activities and in the recruitment and retention of qualified employees. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring exploration and development rights, financing, or recruiting and retaining employees.

TITLE MATTERS

The acquisition of title to mineral tenures in Mexico and Panama is a detailed and time-consuming process. Although the Company has diligently investigated title to all mineral tenures and, to the best of its knowledge, title to all of its properties is in good standing, this should not be construed as a guarantee of title. Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected encumbrances or defects or governmental actions. Title to the Company’s properties may also be affected by undisclosed and undetected defects.

CONFLICTS OF INTEREST

The Company’s Directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the Directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s Directors, a Director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, the Directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

COMPLIANCE WITH ANTI-CORRUPTION LAWS

Orla is subject to various anti-corruption laws and regulations including, but not limited to, the Canadian Corruption of Foreign Public Officials Act, the Foreign Corrupt Practices Act of the United States of America, and similar laws in any country in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2018	Canadian dollars unless otherwise stated

The Company’s Camino Rojo Project is located in Mexico and the Cerro Quema Project is located in Panama, both of which countries which are perceived as having fairly high levels of corruption. Orla cannot predict the nature, scope, or effect of future anti-corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations.

As a consequence of these legal and regulatory requirements, the Company has instituted policies with regard to business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors, and other agents, with all applicable anti-corruption laws and regulations.

SHARE PRICE FLUCTUATIONS

The Common Shares are listed and posted for trading on the TSX. An investment in the Company’s securities is highly speculative. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration, or development-stage companies such as the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

TAX MATTERS

The Company is subject to income taxes and other taxes in a variety of jurisdictions and the Company’s tax structure is subject to review by both Canadian and foreign taxation authorities. The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

CURRENCY FLUCTUATIONS

The Company’s operations in Mexico and Panama make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in Canadian dollars with the majority of transactions denominated in U.S. dollars, Canadian dollars, and Mexican pesos. As the exchange rates of the U.S. dollar and Mexican peso fluctuate against the Canadian dollar, the Company will experience foreign exchange gains or losses. The Company does not use an active hedging strategy to reduce the risk associated with currency fluctuations.

LIMITED OPERATING HISTORY

The Company has no history of generating operating revenues or profits. The Company expects to continue to incur losses unless and until such time as it develops its properties and commences operations on its properties. The development of the properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, some of which are beyond the Company’s control, including the progress of ongoing exploration, studies and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any joint venture agreements with strategic parties, if any. There can be no assurance that the Company will generate operating revenues or profits in the future.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2018	Canadian dollars unless otherwise stated

NEGATIVE OPERATING CASH FLOW

The Company is an exploration stage company and has not generated cash flow from operations. The Company is devoting significant resources to the development of the Camino Rojo Project, the Cerro Quema Project and to actively pursue exploration and development opportunities, however, there can be no assurance that it will generate positive cash flow from operations in the future. The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. The Company currently has negative cash flow from operating activities.

LITIGATION RISK

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s financial position, results of operations or the Company’s property development.

NON-GOVERNMENTAL ORGANIZATION INTERVENTION

The Company’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. Non-governmental organizations may create or inflame public unrest and anti-mining sentiment among the inhabitants in areas of mineral development. Such organizations can be involved, with financial assistance from various groups, in mobilizing sufficient local anti-mining sentiment to prevent the issuance of required permits for the development of mineral projects of other companies. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

OUTSIDE CONTRACTOR RISKS

It is common for certain aspects of mining operations, such as drilling, blasting and underground development, to be conducted by outside contractors. As a result, the Company is subject to a number of risks, including: reduced control over the aspects of the tasks that are the responsibility of the contractors; failure of the contractors to perform under their agreements with the Company; inability to replace the contractors if their contracts are terminated; interruption of services in the event that the contractors cease operations due to insolvency or other unforeseen events; failure of the contractors to comply with applicable legal and regulatory requirements; and failure of the contractors to properly manage their workforce resulting in labour unrest or other employment issues.

UNRELIABLE HISTORICAL DATA

The Company has compiled technical data in respect of the Camino Rojo and Cerro Quema projects, some of which was not prepared by the Company. While the data represents a useful resource for the Company, much of it must be verified by the Company before being relied upon in formulating exploration programs.

UNKNOWN LIABILITIES IN CONNECTION WITH ACQUISITIONS

As part of the Company’s acquisitions, the Company has assumed certain liabilities and risks. While the Company conducted thorough due diligence in connection with such acquisitions, there may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2018	Canadian dollars unless otherwise stated

ACQUISITIONS AND INTEGRATION

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material property may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

NO DIVIDENDS

No dividends on the Common Shares have been paid by the Company to date and the Company may not declare or pay any cash dividends in the foreseeable future. Any payments of dividends will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the Company’s Board of Directors may consider appropriate in the circumstances.

FOREIGN SUBSIDIARIES

The Company conducts certain of its operations through foreign subsidiaries and some of its assets are held in such entities. Any limitation on the transfer of cash or other assets between the Company and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

ACCOUNTING POLICIES AND INTERNAL CONTROLS

The Company prepares its financial reports in accordance with IFRS applicable to publicly accountable enterprises. In preparing financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s annual consolidated financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and annual consolidated financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

ENFORCEMENT OF CIVIL LIABILITIES

Substantially all of the assets of the Company are located outside of Canada and certain of the Directors and officers of the Company are resident outside of Canada. As a result, it may be difficult or impossible to enforce judgments granted by a court in Canada against the assets of the Company or the Directors and officers of the Company residing outside of Canada.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2018	Canadian dollars unless otherwise stated

DESCRIPTION OF CAPITAL STRUCTURE

COMMON SHARES

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value, of which 179,314,615 Common Shares were issued and outstanding as December 31, 2018, and 179,493,510 Common Shares are issued and outstanding as of March 28, 2019.

The holders of Common Shares will be entitled to receive notice of and to attend any meeting of the shareholders of Orla and will be entitled to one vote for each Common Share held (except at meetings at which only the holders of another class of shares are entitled to vote). The holders of Common Shares will be entitled to receive dividends, on a pro rata basis, if, as and when declared by the Board of Directors and, subject to the prior satisfaction of all preferential rights, to participate rateably in the net assets of Orla in the event of any dissolution, liquidation or winding-up of Orla, whether voluntary or involuntary, or other distribution of assets of Orla among shareholders for the purposes of winding up its affairs.

WARRANTS

None of the Company’s outstanding share purchase warrants are listed and posted for trading on the TSX and none of the Company’s outstanding share purchase warrants, except for the 2018 Warrants, are governed by the terms of a warrant indenture.

As of December 31, 2018, and as of the date hereof, 6,737,500 Common Shares are issuable on exercise of the 2021 Warrants, 8,790,600 Common Shares are issuable on exercise of the 2018 Warrants, and 3,000,000 Common Shares are issuable on exercise of outstanding finders’ warrants expiring November 7, 2022.

The 2018 Warrants are governed by the terms of a warrant indenture (the “Warrant Indenture”) which provides for adjustment in the number of warrant shares issuable upon the exercise of the 2018 Warrants and/or the exercise price per warrant share upon the occurrence of certain events. From time to time, the Company, and the warrant agent under the Warrant Indenture, without the consent of the holders of the 2018 Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of the 2018 Warrants. For further details, please refer to the full text of the Warrant Indenture which is filed on SEDAR at www.sedar.com.

STOCK OPTIONS, RESTRICTED SHARE UNITS, DEFERRED SHARE UNITS AND BONUS SHARES

As at March 28, 2019:

•	9,124,005 Common Shares are issuable on exercise of outstanding stock options (including options formerly exercisable for Pershimco Shares that were exchanged in accordance with the terms of the Arrangement);

•	248,000 Common Shares are issuable upon vesting of outstanding Restricted Share Units (or cash may be payable in lieu thereof); and

•	180,000 Common Shares are issuable upon vesting of outstanding Deferred Share Units (or cash may be payable in lieu thereof).

In addition, the Company has granted an entitlement to its Chairman of the Board to receive a one-time award of 500,000 Common Shares (“Chairman Bonus Shares”) at a deemed price of $1.39 per Chairman Bonus Share in consideration for his acting as Chairman of the Board, which Chairman Bonus Shares have certain vesting restrictions. The Chairman Bonus Shares will only become issuable on the date that Mr. Jeannes ceases to act as a director of the Company following June 18, 2020, unless the Chairman Bonus Shares sooner vest upon a change of control of the Company as defined in the award agreement.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2018	Canadian dollars unless otherwise stated

The Company has also granted an entitlement to its new President and Chief Executive Officer to receive a one-time award of 1,000,000 Common Shares (“CEO Bonus Shares”), which CEO Bonus Shares have staged vesting restrictions based upon the Company’s achievement of certain 30-day volume weighted average trading price levels on the TSX, at which times a specified percentage of the CEO Bonus Shares will become issuable to Mr. Simpson, unless the CEO Bonus Shares sooner vest upon a change of control as defined in the award agreement.

DIVIDENDS

The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business. The payment of future cash dividends, if any, will be reviewed periodically by the Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. There are no restrictions that could prevent the Company from paying dividends. The Company has not paid any dividends on its Common Shares since its incorporation.

MARKET FOR SECURITIES

The Common Shares are currently listed and posted for trading on the TSX under the symbol “OLA”. The following table sets forth information relating to the trading of the Common Shares on the TSXV for the period January 1, 2018 to and including October 31, 2018 and then on the TSX for the balance of the most recently completed financial year ended December 31, 2018.

Month	High (C$)	Low ($)	Volume
January 2018	1.85	1.56	2,297,800
February 2018	1.62	1.35	1,364,100
March 2018	1.44	1.26	1,027,300
April 2018	1.50	1.26	1,429,600
May 2018	1.43	1.22	1,011,100
June 2018	1.35	1.21	927,200
July 2018	1.44	1.22	1,652,900
August 2018	1.40	1.08	774,500
September 2018	1.31	1.11	769,000
October 2018	1.55	1.22	12,215,100
November 2018	1.44	1.05	1,317,800
December 2018	1.20	1.05	673,600

The price of the Common Shares as quoted by the TSX at the close on December 31, 2018 was C$1.05 and on March 28, 2019 was C$1.04.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

DIRECTORS AND OFFICERS

NAME, OCCUPATION AND SECURITY HOLDING

The following table sets out the name, province or state, and country of residence of each current Director and executive officer of the Company, their respective positions held with the Company and their respective principal occupations during the preceding five years.

Name, Province and Country of Residence, and Position	Director Since	Principal Occupation for the Past Five Years
Jason D. Simpson President, Chief Executive Officer and Director Ontario, Canada	November 2018	Director, President and Chief Executive of the Company since November 2018; Chief Operating Officer of Torex Gold Resources Inc. from January 2013 to November 2018.

Charles A. Jeannes [1,2,4] Director (Non-Executive Chair of the Board of Directors) Nevada, USA	June 2017	Non-Executive Chairman of the Board of Directors; Director of Tahoe Resources Inc. from January 2017 to February 2019; Director of Pan American Silver Corp. since February 2019 and Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) since November 2016 (mining companies); former President and Chief Executive Officer of Goldcorp (mining company) from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008; serves as a University of Nevada, Reno (“UNR”) Foundation Trustee (a non-profit Board).

George Albino [1,4] Director Colorado, USA	June 2017	Chairman of the Board of Eldorado Gold Corporation (mining company) since December 2017 and director since October 2016; Managing Director and Mining Analyst at GMP Securities, L.P., Research Division from 2010 until 2016.

Tim Haldane [3] Director Arizona, USA	June 2017	Mining professional with international project development experience; previously Senior Vice-President of Operations - USA and Latin America at Agnico Eagle (mining company) from 2014 until February 2017.

Richard Hall [2,4] Director Colorado, USA	June 2015	Corporate Director, Geologist and Mineral Industry Consultant; Director at IAMGold Corporation from March 2012 to present, Kaminak Gold Corporation from February 2013 to July 2016 and Klondex Mines Ltd. (Chairman) from September 2014 to July 2018 (all mining companies).

Jean Robitaille [2,3] Director Ontario, Canada	December 2016	Senior Vice-President, Business Strategy and Technical Services at Agnico Eagle (mining company) since 2014; 30 years at Agnico Eagle, including as Senior Vice-President, Technical Services and Project Development (2008 to 2013), Vice-President, Metallurgy and Marketing, General Manager, Metallurgy and Marketing and Mill Superintendent and Project Manager; prior to Agnico Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group (mining company); director of Pershimco Resources Inc. (2011 to 2016).

Hans Smit [3] Chief Operating Officer and Director British Columbia, Canada	June 2015	Director and Chief Operating Officer of the Company since June 2015; Vice President Exploration of Grayd Resource Corporation from 2003 to 2012; Professional Geologist and Mining Industry Consultant.

David Stephens [1] Director Alberta, Canada	March 2018	Vice President, Corporate Development and Marketing at Goldcorp (November 2017 to present), Vice President, Treasurer of Goldcorp (mining company) from March 2016 to November 2017, Director, Business Development of Goldcorp (February 2015 to March 2016) and Manager, Business Development of Goldcorp (January 2014 to February 2015); self-employed through his private consulting firm (September 2011 to December 2013; prior to this time, he spent 10 years working in investment banking and equity research at various organizations including Macquarie Capital Markets Canada Ltd. and Orion Securities.

Etienne Morin Chief Financial Officer British Columbia, Canada	April 2018	Chief Financial Officer of the Company since May 2018; Director, Investor Relations of Goldcorp (mining company) from June 2017 to May 2018; Director, Business Planning and Financial Evaluations of Goldcorp from March 2014 to September 2016; Director of Corporate Development of Goldcorp from January 2013 to April 2014 and from October 2016 to June 2017.

Notes:

(1)	Member of the Audit Committee. Mr. Stephens is the Chairman of the Audit Committee.

(2)	Member of the Compensation Committee. Mr. Hall is the Chairman of the Compensation Committee.

(3)	Member of the Environmental, Health and Safety Committee. Mr. Haldane is the Chairman of the Environmental, Health and Safety Committee.

(4)	Member of the Corporate Governance and Nominating Committee. Mr. Albino is the Chairman of the Corporate Governance and Nominating Committee.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

Each Director’s term of office expires at the next annual meeting of shareholders of the Company or when his successor is duly elected or appointed, unless his term ends earlier in accordance with the articles or by-laws of the Company, he resigns from office or he becomes disqualified to act as a Director of the Company.

As at March 28, 2019, and based on the disclosure available on the System for Electronic Disclosure by Insiders (“SEDI”), the Directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 9,337,950 Common Shares, representing approximately 5.2% of the total number of Common Shares outstanding before giving effect to the exercise of stock options, Restricted Share Units, Deferred Share Units or warrants to purchase Common Shares held by such Directors and executive officers.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company and, except as set out below, none of the Directors or executive officers of the Company is, as at the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that: (a) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

In August 2014, Sonoma Resources Inc. (“Sonoma”), a reporting issuer in British Columbia and Alberta, was subject to a cease trade order imposed by the BCSC because Sonoma failed to file a comparative financial statement for the financial year ended March 31, 2014. Mr. Smit was a director of Sonoma at the time. Sonoma subsequently filed its financial statements for the periods ended March 31, 2014, June 30, 2014, September 30, 2014, and December 31, 2014, along with the related management discussion and analysis and certifications. In 2015, BCSC issued Revocation Orders allowing Sonoma to effect certain transactions to complete a reverse take-over with Element Lifestyle Retirement Inc.

None of the Directors or executive officers of the Company or, to the Company’s knowledge, any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority, or (a) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

None of the Directors or executive officers of the Company, or, to the Company’s knowledge, any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (a) is, as at the date of this AIF, or has been within ten years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

CONFLICTS OF INTEREST

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and any of the Company’s Directors or officers. However, certain of the Directors and officers of the Company are directors, officers and/or shareholders of other private and publicly listed companies, including companies that engage in mineral exploration and development and therefore it is possible that a conflict may arise between their duties to the Company and their duties to such other companies. All such conflicts will be dealt with pursuant to the provisions of the applicable corporate legislation and the Company’s Code. In the event that such a conflict of interest arises at a meeting of the Directors, a Director affected by the conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the matter in respect of which the conflict arises. Directors and executive officers are required to disclose any conflicts or potential conflicts to the Board of Directors as soon as they become aware of them. See the section of this AIF entitled “Risk Factors – Conflicts of Interest”.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings or regulatory actions involving Orla or its properties as at the date of this AIF, and Orla is not aware of any such proceedings or actions currently contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, no Director or executive officer of the Company, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

The Warrant Agent for the 2018 Warrants is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

Other than Ejido contracts entered into in the ordinary course of business and described in the “Mineral Projects” section of this AIF, the Company has not entered into any material contracts within the financial year ended December 31, 2018, or before such time, that are still in effect.

INTERESTS OF EXPERTS

QUALIFIED PERSONS UNDER NI 43-101

The following persons have been named as having prepared or certified a report, valuation, statement, or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations during, or relating to, the Company’s financial year ended December 31, 2018:

Amended Camino Rojo Report – Carl E. Defilippi, RM, SME of KCA, Matthew D. Gray, Ph.D., C.P.G. of RGI and Michael G. Hester, FAusIMM of IMC.

Cerro Quema Report – Eugene Puritch, P. Eng., Richard H. Sutcliffe, P.Geo., Tracy Armstrong, P.Geo., Antoine Yassa, P.Geo., David Burga, P.Geo., Kenneth Kuchling, P.Eng., and Fred Brown, P.Geo., of P&E Mining Consultants Inc., Gene Tortelli, PE, George Lightwood, PE, and David Brown, P.Geo., of Golder Associates Inc., and Mark Gorman, PE of KCA; and

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

None of the foregoing persons, or any director, officer, employee, or partner thereof, as applicable, received or has received a direct or indirect interest in the Company’s property or the property of any of the Company’s associates or affiliates. Each of the aforementioned persons are independent of the Company and held an interest in either less than 1% or none of the Company’s securities or the securities of any associate or affiliate of the Company at the time of preparation of the respective reports and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of the Company’s securities or the securities of any associate or affiliate of the Company in connection with the preparation of the Report. None of the aforementioned persons nor any director, officer, employee, or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed, or employed as a Director, officer or employee of the Company or of any associate or affiliate of the Company.

All scientific and technical information in this AIF has been reviewed and approved by Hans Smit, P.Geo., Chief Operating Officer, and a Director of the Company, who is a “Qualified Person” under NI 43-101. As of the date hereof, Hans Smit holds (i) 2,942,900 Common Shares, (ii) 100,000 warrants, (iii) 1,001,991 stock options and (iv) 120,000 RSUs of the Company.

AUDITORS

The Company’s independent auditors are Davidson and Company LLP, Chartered Professional Accountants, who have issued an Independent Auditor’s Report dated March 18, 2019 in respect to the Company’s consolidated financial statements for the year ended December 31, 2018. Davidson and Company LLP has advised the Company that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules and standards of the PCAOB.

AUDIT COMMITTEE INFORMATION

The Audit Committee has the responsibility of, among other things: overseeing financial reporting, internal controls, the audit process and the establishment of “whistleblower” and related policies; recommending the appointment of the independent auditor and reviewing the annual audit plan and auditor compensation; pre-approving audit, audit related and tax services to be provided by the independent auditor; and reviewing and recommending approval to the Board of Directors of annual and quarterly financial statements and management’s discussion and analysis.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures and reporting to the Company’s Board of Directors. A copy of the charter is attached hereto as Schedule “A” to this AIF.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is comprised of three Directors. The following table sets out the name of each current Audit Committee member and whether they are “independent” and “financially literate”. To be considered independent, a member of the Audit Committee must not have any direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgement. To be considered financially literate, a member of the Audit Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected by the Company’s financial statements.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

Name of Member	Independent	Financially Literate
David Stephens	Yes	Yes
George Albino	Yes	Yes
Charles A. Jeannes	Yes	Yes

RELEVANT EDUCATION AND EXPERIENCE

The education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with: an understanding of the accounting principles used by Orla to prepare its financial statements; the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Orla’s financial statements, or experience actively supervising one or more persons engaged in such activities; and an understanding of internal controls and procedures for financial reporting, is set out below.

DAVID STEPHENS

Mr. Stephens joined the Board in March 2018. Mr. Stephens is currently the Vice President, Corporate Development and Marketing at Goldcorp, having previously served as Vice President and Treasurer. Prior to joining Goldcorp, Mr. Stephens spent ten years working in investment banking and equity research at various organizations including Macquarie Capital Markets Canada Ltd. and Orion Securities. Mr. Stephens holds a bachelor’s degree in Electrical Engineering and Computer Science from Harvard University.

GEORGE ALBINO

Dr. Albino, Ph.D. was a Managing Director and Mining Analyst at GMP Securities, L.P., Research Division from 2010 until 2016. Prior to this, he was an Analyst at Macquarie Capital Markets Canada Ltd., Research Division from June 2002 until 2010, focusing on North American precious metal producers and exploration companies as well as base metal, uranium, and diamond companies. Dr. Albino has over 35 years of experience in mining and finance, having been a geologist for 18 years and as a highly-ranked sell side analyst covering mining (principally gold) stocks for 19 years. Before joining the financial services side of the business, he worked for 18 years in the mining industry, academia and government as an Exploration and Research Geologist exploring for precious metals, base metals, and diamonds. He is also currently Chairman of the Board of Eldorado Gold Corporation. Dr. Albino has a Ph.D. from the University of Western Ontario, an M.S. from the Colorado State University and a B.A.Sc. from Queen’s University.

CHARLES JEANNES

Mr. Jeannes served as President and Chief Executive Officer of Goldcorp from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008. From 1999 until the acquisition of Glamis Gold Ltd. (“Glamis”) by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc., most recently as Vice President of Placer Dome North America. He is also currently a Director of Pan American Silver Corp. and Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) and serves as a UNR Foundation Trustee (a non-profit Board). He holds a Bachelor of Arts degree from UNR and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing, and international operations.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

AUDIT COMMITTEE OVERSIGHT

Since the commencement of Orla’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4, Section 3.2, Section 3.4, Section 3.5 or Section 3.8 of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established policies and procedures that are intended to control the services provided by the Company’s auditors and to monitor their continuing independence. Under these policies, no services may be undertaken by the Company’s auditors, unless the engagement is specifically approved by the Audit Committee or the services are included within a category that has been pre-approved by the Audit Committee. The maximum charge for services is established by the Audit Committee when the specific engagement is approved or the category of services pre-approved. Management is required to notify the Audit Committee of the nature and value of pre-approved services undertaken.

The Audit Committee will not approve engagements relating to, or pre-approve categories of, non-audit services to be provided by Orla’s auditors (i) if such services are of a type whereby the performance of which would cause the auditors to cease to be independent within the meaning of applicable rules, and (ii) without consideration, among other things, of whether the auditors are best situated to provide the required services and whether the required services are consistent with their role as auditor.

EXTERNAL AUDITOR SERVICE FEES

The aggregate fees billed by the Company’s external auditors in each of the last two financial years are as follows:

Financial Year Ended	Audit Fees [1]	Audit-Related Fees [2]	Tax Fees [3]	All Other Fees [4]
December 31, 2018	$92,500	$31,000	$12,500	NIL
December 31, 2017	$92,500	NIL	$20,939	NIL

Notes:

(1)	Fees billed by the Company’s auditor for audit services.

(2)	Fees billed by the Company's external auditor for assurance-related services that are not included in “audit fees”. Such fees consist primarily of quarterly reviews and work related to providing consents pursuant to financings.

(3)	Fees for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.

(4)	Fees for products and services provided by the Company’s external auditor, other than services reported under the table headings “Audit Fees”, “Audit-Related Fees” or “Tax Fees”.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on the Company’s website at www.orlamining.com.

Additional information, including Directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Management Information Circular of the Company dated May 24, 2018 prepared for its most recent annual meeting of shareholders held on June 27, 2018 and filed on SEDAR at www.sedar.com. This information will also be contained in the Management Information Circular of the Company to be prepared in connection with the Company’s 2019 annual meeting of shareholders currently scheduled to be held in June 2019 which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s audited consolidated financial statements and management discussion and analysis for the financial year ended December 31, 2018, which are filed on SEDAR at www.sedar.com.

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

INTRODUCTION

The primary responsibility of the Audit Committee (the “Committee”) is to oversee Orla Mining Ltd.’s (the, “Company” or “Orla”) financial reporting process on behalf of the Company’s Board of Directors (the “Board”) in order to assist the directors of the Company in meeting their responsibilities with respect to financial reporting by the Company.

Management is responsible for the preparation, presentation, and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company's annual financial statements.

1.             RESPONSIBILITIES AND AUTHORITY

The role, responsibility, authority, and power of the Committee includes, but is not be limited to the following:

(a)	the Committee shall be directly responsible for the appointment and termination (subject to Board and shareholder ratification), compensation and oversight of the work of the independent auditors, including resolution of disagreements between management and the independent auditors regarding financial reporting;

(b)	the Committee shall ensure that at all times there are direct communication channels between the Committee and the internal auditors, if applicable, and the external auditors of the Company to discuss and review specific issues, as appropriate;

(c)	the Committee shall discuss with the independent auditors (and internal auditors, if applicable) the overall scope and plans for their audits, including the adequacy of staff. The Committee shall discuss with management and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's policies and procedures to assess, monitor, and manage business risk and legal risk;

(d)	the Committee shall, at least annually, obtain and review a report by the independent auditors:

(i)	describing their internal quality control procedures;

(ii)	reviewing any material issues raised by the most recent internal quality control review, or peer review, or any inquiry or investigation by a government or professional institute or society, within the preceding five years, respecting any independent audit carried out by the independent auditors, and any steps taken to deal with any such issues; and

(iii)	outlining all relationships between the independent auditor and the Company in order to assess the auditor's independence;

(e)	the Committee shall meet separately, on a regular basis, with management and the independent auditors to discuss any issues or concerns warranting Committee attention. As part of this process, the Committee shall provide sufficient opportunity for the independent auditors to meet privately with the Committee;

(f)	the Committee shall receive regular reports from the independent auditors on critical policies and practices of the Company, including all alternative treatment of financial information within generally accepted accounting principles which have been discussed with management. Where alternative treatment exists, the independent auditors shall be invited to express their opinion as to whether the Company is using best practices;

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

(g)	the Committee shall review management's assertion on its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year and the independent auditors' report on management's assertion;

(h)	the Committee shall review and discuss earnings press releases, as well as information and earnings guidance provided to analysts and rating agencies;

(i)	the Committee shall review the interim and annual financial statements and disclosures under management's discussion and analysis of financial condition and results of operations with management and the annual audited statements with the independent auditors, prior to recommending them to the Board for approval, release, or inclusion in any reports to shareholders and/or securities commissions;

(j)	the Committee shall receive reports, if any, from corporate legal representatives of evidence of material violation of securities laws or breaches of fiduciary duty;

(k)	the Committee shall review and ensure that procedures are in place for the receipt, retention and treatment of complaints received by the Company regarding accounting and auditing matters, as well as the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(l)	the Committee shall meet as often as it deems appropriate to discharge its responsibilities and, in any event, at least four times per year. Additional meetings may be held as deemed necessary by the Chair of the Audit Committee (the “Chair”) or as requested by any Committee member or the external auditors or management;

(m)	the Committee shall review all issues related to a change of auditor, including the information to be included in the notice of change of auditor and the planned steps for an orderly transition;

(n)	the Committee shall pre-approve all non-audit services to be provided to the Company by the external auditors;

(o)	the Committee shall review and approve the Company's policy with regard to the hiring of current and former partners or employees of the present and former external auditors;

(p)	the Committee shall report on all the foregoing matters to the directors of the Company at the next Board meeting following;

(q)	at all times, the membership of the Committee shall be such that:

(i)	it shall be comprised of no fewer than three members;

(ii)	the majority of the members thereof shall be “unrelated directors” or “independent” directors of the Company, as may be defined by the TSX Venture Exchange, the Ontario Securities Commission, or any other regulator to which the Company reports or may report in the future;

(iii)	the majority of the members of the Committee shall be financially literate in terms of the ability to read and understand a set of financial statements;

(iv)	no independent member of the Committee shall have a material business relationship with the Company;

(r)	no business shall be transacted by the Committee except at a meeting of the members thereof at which;

(i)	a majority of the members thereof are present;

(ii)	a majority of the members thereof present are ''unrelated or independent directors” of the Company; or

ORLA MINING LTD. Annual Information Form Year ended December 31, 2018	Canadian dollars unless otherwise stated

(iii)	by a resolution in writing signed by all of the members of the Committee;

(s)	the minutes of all meetings of the Audit Committee shall be provided to the Board.

2.             CODE OF BUSINESS CONDUCT AND ETHICS

With regard to the Company’s Code of Business Conduct and Ethics (the “Code”) and its Whistleblower Policy (the “Policy”) the Committee shall:

(a)	review periodically and recommend to the Board any amendments to the Code and/or Policy and monitor the policies and procedures established by management to ensure compliance with the Code;

(b)	review actions taken by management to ensure compliance with the Code and their response to any violations of the Code; and

(c)	monitor the adequacy of the Code, any proposed amendments to the Code and any waivers of the Code granted by the Board.

3.             RESPONSIBILITIES OF THE COMMITTEE CHAIR

The fundamental responsibility of the Chair is to be responsible for the management and effective performance of the Committee and to provide leadership to the Committee in fulfilling its Charter and any other matters delegated to it by the Board. To that end, the Chair’s responsibilities shall include:

(a)	working with the Chairman of the Board to establish the frequency of Committee meetings and the agendas for such meetings;

(b)	providing leadership to the Committee and presiding over Committee meetings;

(c)	facilitating the flow of information to and from the Committee and fostering and environment in which Committee members may ask questions and express their viewpoints;

(d)	reporting to the Board with respect to significant activities of the Committee and any recommendations of the Committee;

(e)	addressing, or causing to be addressed, all concerns communicated to the Chair under the Code and Policy;

(f)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(g)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

4.            ADOPTION

The Charter was adopted by the Board on December 6, 2016.

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